02041584

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR JUNE 21, 2002

Telecom Argentina STET-France Telecom S.A.

(Exact name of Registrant as specified in its charter)

ARGENTINA
(Jurisdiction of Incorporation)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

TABLE OF CONTENTS

NORTEL INVERSORA S.A.

CONSOLIDATED FINANCIAL STATEMENTS
AT MARCH 31, 2002 AND 2001

NORTEL INVERSORA S.A.

CONSOLIDATED FINANCIAL STATEMENTS
AT MARCH 31, 2002 AND 2001

INDEX

$: Argentine peso
US$: U.S. dollar

SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS AT MARCH 31, 2002

(Amounts in millions of Argentine pesos or as expressly indicated)

1. Company activities

1.1. Telecom Group

Telecom Argentina reached net losses of 2,257 for the first quarter of fiscal year 2002. Net income for the same period of fiscal year 2001 was 31.

Gross profit, operating profit and net income (loss) for the first quarter of fiscal year 2002 represented 46%, 9% and (322%) of net sales, respectively, compared with 53%, 15% and 4%, respectively, for the same period of fiscal year 2001.

The main factors contributing to the decline in margins were: a) the current economic environment in Argentina, including the devaluation and volatility of the peso plus the ''pesification'' of Telecom's tariffs at the rate of US$1= $1; b) the decrease in traffic and average revenue per user in the cellular business that, coupled with the material decrease in rates in the domestic and international long distance services and interconnection services, have affected revenues and c) a substantial deterioration in the levels of collection that have resulted in significant increases in provisions.

As a consequence of the lack of price stability following abolishment of the Convertibility law, the Professional Board of Economic Sciences of Buenos Aires has issued the Resolution No. 3/02 that re-instates Technical Resolution (''RT'') 6 and its amendments through RT 19 concerning the restatement of Financial Statements in constant pesos. The Comisión Nacional de Valores has not adopted the above mentioned resolution at this time and therefore Telecom Argentina has not accounted for its effects.

However, considering the magnitude of the peso devaluation and the current rate of inflation, Telecom Argentina considers it important to note about the effect of a restatement of its Financial Statements. If Telecom Argentina would have applied the inflation adjustment the Total Equity and the Net Loss as of March 31, 2002 would have reached approximately $934 million and $2.195 million, respectively. Further information on this issue can be found in Note 15 of the Consolidated Financial Statements.

- **Consolidated net revenues**

Consolidated net revenues for the first quarter of fiscal year 2002 totaled 701, a decrease of 75 or 10%, compared with 776 for the same period of fiscal year 2001.

In the basic telephony business, the main component of revenues, measured service, decreased by 11 or 6% to 186 during the first quarter of fiscal year 2002, as compared to the same period of fiscal year 2001 (197). This decrease was evidenced both in local and DLD traffic as the deterioration of the macroeconomic conditions in the country had a negative impact on consumption patterns.

Monthly basic charges decreased by 8 or 6%, to 131 for the first quarter of fiscal year 2002 when compared to the same period of fiscal year 2001. This decrease was mainly due to the lower average number of lines in service of approximately 146,000 lines.

Installation fees paid by new customers decreased by 3 or 60% to 2 for the first quarter of fiscal year 2002, as compared to the same period of fiscal year 2001. This was largely due to a lower number of lines connected but partially offset by the higher price for installation fee.

Revenues from public telephony decreased by 10 or 22% to 36, during the first quarter of fiscal year 2002 when compared to the same period of fiscal year 2001. The main reason for this decrease was the lower traffic generated by public telephony telecommunication centers

(''Telecentros'') and the lower revenues received from public telephones.

Regarding the international telephony business, during the first quarter of fiscal year 2002, revenues decreased by 3 or 9% to 32 when compared to the same period of fiscal year 2001. This was primarily due to lower outgoing traffic of approximately 6% compared to the same period of fiscal year 2001.

When analyzing the cellular business, during first quarter of fiscal year 2002 revenues decreased by 24 or 11%, to 196. The revenues of Telecom Personal in Argentina decreased by 55 or 27% when compared to the same period of fiscal year 2001. Monthly fees and measured services revenues decreased by 25 or 30% and calling party pays revenues decreased by 12 or 19%, as a result of a reduction in the applied rate and to lower levels of traffic. Furthermore, handset sales revenues decreased by 9 or 90% and pre-paid service revenues decreased by 6 or 22%.

Núcleo, the subsidiary that provides cellular and PCS services in Paraguay, generated 46 in revenues during the first quarter of fiscal year 2002, which are consolidated into Telecom Personal. This represented an increase of 31, or 207%, as compared to the same period of fiscal year 2001, and can be attributed mainly to the significant increase in the customer base of this subsidiary and to exchange differences.

Revenues generated by the data transmission business totaled 56, representing a decrease of 5 or 8%.

Internet revenues increased by 3 or 33% to 12 during the first quarter of fiscal year 2002. This was mainly due to the increased number of subscribers to high-speed Internet access services (ADSL), which has reached approximately 25,000 subscribers.

In the telephone directories publishing business, revenues from the subsidiary Publicom decreased by 10 or 100% due to the delay in the publication of directories in this quarter.

- **Consolidated operating costs**

The cost of services provided, administrative expenses, and sales expenses for the three month period ended March 31, 2002 amounted 638, representing a decrease of 24 when compared to the 662 reported for the three month period ended March 31, 2001.

- **Investment plan**

Since the start of operations on November 8, 1990, Telecom Group has invested 11,771 in fixed assets, of which 2,419 corresponds to the first quarter of fiscal year 2002 (including capitalized foreign currency exchange differences by debt and results from translation of 2,345).

Of the total amount invested for the first quarter of fiscal year 2002, P$74 million (excluding the capitalization mentioned above), 62 or 84% corresponds to basic telephony, data transmission and internet (information systems 24%, switching 10%, outside plant 16%, transmission 45%, infrastructure 2% and others 3%), 11 or 15% to cellular telephony, and 1 or 1% to directory publishing.

1.2. Nortel's Shareholders' meeting decisions

The Company's Annual Meeting of Shareholders held on April 25, 2002, resolved to carry forward the retained earnings for the fiscal year ended December 31, 2001 after constituting the Legal Reserve, since there are no funds to meet the payment of dividends. Likewise, the Annual Meeting of Shareholders of Telecom held on April 24, 2002, resolved to carry forward the total retained earnings.

Then, the Company's Annual Meeting of Shareholders resolved against paying the scheduled redemption of Class A Preferred Shares for the year ended December 31, 2002, based on the same reasons mentioned above.

1.3. Results from Nortel Inversora S.A.

The Company reached net losses of 1,235 for the first quarter of fiscal year 2002. This loss was mainly generated by equity losses from related companies.

2. Summary comparative consolidated balance sheets

	March 31,				
	2002	2001	2000	1999	1998
Current assets	2,205	1,285	1,402	1,176	967
Non-current assets	8,277	5,676	5,617	5,012	4,895
Total assets	**10,482**	**6,961**	**7,019**	**6,188**	**5,862**
Current liabilities	4,041	1,616	2,223	1,318	1,160
Non-current liabilities	6,310	2,942	2,425	2,588	2,532
Total liabilities	**10,351**	**4,558**	**4,648**	**3,906**	**3,692**
Minority interest	**68**	**1,093**	**1,021**	**988**	**952**
Shareholders' equity	**63**	**1,310**	**1,350**	**1,294**	**1,218**
Total liabilities, minority interest and Shareholders' equity	**10,482**	**6,961**	**7,019**	**6,188**	**5,862**

3. Summary comparative consolidated statements of income

	For three month periods ended March 31,				
	2002	2001	2000	1999	1998
Net sales	701	776	784	777	768
Operating costs	(638)	(662)	(638)	(586)	(569)
Operating profit	**63**	**114**	**146**	**191**	**199**
Equity losses from related companies	(4)	(2)	(5)	(1)	(2)
Financial and holding results	(3,504)	(56)	(46)	(41)	(40)
Other expenses, net	(23)	(6)	(4)	(17)	(13)
Unusual losses	(8)	-	-	-	-
Net income (loss) before income tax and minority interest	**(3,476)**	50	**91**	**132**	**144**
Income tax	1,225	(19)	(34)	(42)	(26)
Minority interest	1,016	(14)	(17)	(36)	(38)
Net income (loss)	**(1,235)**	17	**40**	**54**	**80**

4. Consolidated ratios

	03.31.02	03.31.01	03.31.00	03.31.99	03.31.98
Liquidity (1)	0.55	0.80	0.63	0.89	0.83
Indebtedness (2)	79.02	1.90	1.96	1.71	1.70

(1) Current assets/Current liabilities
(2) Total liabilities/Shareholders' equity plus minority interest

5. Outlook

The present fiscal year is developed in a social, political and economical adverse context, characterized by a high level of uncertainty, where the recession was transformed into a serious depression. Additionally, the economic changes imposed by the National Government put the telecommunications industry in general into a critical situation, affected by the ''pesification'' of the tariffs at the rate of US$1 =$1, among other matters.

As a consequence of the current macroeconomic environment in Argentina, the devaluation and volatility of the peso, the above mentioned ''pesification'' of the tariffs and the timeframe defined by the Argentine government for the discussions related to the adjustment of the regulated tariffs, on April 2, 2002, Telecom announced the suspension of principal payments on all Telecom Group's financial debt obligations. After this announcement, Telecom is in process to find a definitive solution to its working capital structure.

In this uncertainty and crisis context Telecom maintains and reinforces a clear mission shared by all the members of the Group: to foresee solutions to high quality telecommunications for all the clients, complying with or exceeding its shareholders expectations, assuming responsibilities with the community and with a high consideration for the employees. This mission is sustained by values in which all the organization is compromised: permanent innovation, client information services, and excellence in the services, ethics and mutual respect.

In the same way, we make wishes for the Republic of Argentina to overcome rapidly the present critic institutional and economic situation, and recover the social peace and the path for the growth and welfare for its citizens.

Buenos Aires, June 6, 2002

THE BOARD OF DIRECTORS

NORTEL INVERSORA S.A.

Alicia Moreau de Justo 50, 11th Floor - Buenos Aires

FISCAL YEAR No. 14 beginning January 1, 2002, with comparative information for the three month period ended March 31, 2001

CONSOLIDATED FINANCIAL STATEMENTS at March 31, 2002 and 2001

Principal Company activity: **Investments**

Date of registration with the Public Commerce Registry:

By-laws: **October 31, 1990**
Last amendment to by-laws: **June 15, 2001**

Registration number with the Superintendency of Corporations: **8025 - Book 108 - Volume A of Corporations**

Expiration of Company charter: **October 31, 2089**

CAPITAL COMPOSITION
at March 31, 2002

Capital stock	Subscribed and paid-in (Note 9)
Ordinary shares, $10 nominal value and one vote per share:	
Class "A"	26,652,000
Class "B"	26,652,000
	53,304,000
Preferred shares, $10 nominal value without voting rights:	
Class "A"	10,624,500
Class "B"	14,704,550
	25,329,050

CONSOLIDATED BALANCE SHEETS

At March 31,	In millions of Argentine pesos (Note 15) 2002	2001
ASSETS		
CURRENT ASSETS		
Cash and banks (Note 5.a)	112	37
Investments (Note 5.b)	362	213
Trade accounts receivable (Note 5.c)	701	821
Other receivables (Note 5.d)	986	133
Inventories (Note 5.e)	34	73
Other assets (Note 5.f)	10	8
Total current assets	**2,205**	**1,285**
NON-CURRENT ASSETS		
Trade accounts receivable (Note 5.g)	3	5
Other receivables (Note 5.h)	720	40
Investments (Exhibit C)	126	23
Fixed assets (Exhibit A)	6,930	5,101
Intangible assets (Exhibit B)	498	507
Total non-current assets	**8,277**	**5,676**
TOTAL ASSETS	**10,482**	**6,961**
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable (Note 5.i)	645	579
Debt (Note 8)	3,236	759
Compensation and social benefits payable (Note 5.j)	52	53
Taxes payable (Note 5.k)	76	96
Other liabilities (Note 5.l)	26	119
Reserves (Exhibit E)	6	10
Total current liabilities	**4,041**	**1,616**
NON-CURRENT LIABILITIES		
Accounts payable (Note 5.m)	24	53
Debt (Note 8)	6,166	2,556
Compensation and social benefits payable (Note 5.n)	37	45
Taxes payable (Note 10)	-	229
Other liabilities (Note 5.o)	13	9
Reserves (Exhibit E)	70	50
Total non-current liabilities	**6,310**	**2,942**
TOTAL LIABILITIES	**10,351**	**4,558**
Minority interest	**68**	**1,093**
SHAREHOLDERS' EQUITY *(according to Statement of changes)*	***63***	**1,310**
TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY	10,482	6,961

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.

Christian Chauvin
President

CONSOLIDATED STATEMENTS OF INCOME

Three month periods ended March 31,	In millions of Argentine pesos (Note 15) 2002	2001
Net sales (Note 5.p)	**701**	**776**
Cost of services provided (Exhibit F)	(378)	(367)
Gross profit	**323**	**409**
Administrative expenses (Exhibit H)	(51)	(64)
Sales expenses (Exhibit H)	(209)	(231)
Operating profit	**63**	**114**
Equity losses from related companies (Note 5.q)	(4)	(2)
Financial and holding results (Note 5.r)	(3,504)	(56)
Other expenses, net (Note 5.s)	(23)	(6)
Unusual losses (Note 5.t)	(8)	-
Net income (loss) before income tax and minority interest	**(3,476)**	**50**
Income tax (Note 10)	1,225	(19)
Minority interest	1,016	(14)
Net income (loss)	**(1,235)**	**17**

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.

Christian Chauvin
President

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the three months periods ended March 31, 2002 and 2001
(In millions of Argentine pesos - Note 15)

Concept	Shareholders' contributions					Earnings			Total Shareholders' equity
	Capital Stock			Contributions not capitalized					
	Ordinary shares outstanding	Preferred shares	Adjustment to capital stock	Share issue premiums (1)	Total	Legal reserve	Unappropriated retained Earnings	Total	
Balance at January 1, 2001	53	27	15	474	569	62	764	826	1,395
Redemption of shares on January 26, 2001 approved by the Shareholders' Annual Ordinary and Extraordinary Meeting held on January 19, 2001	-	(1)	(1)	(53)	(55)	-	-	-	(55)
As approved by the Shareholders' Annual Ordinary and Extraordinary Meeting held on January 19, 2001									
Legal reserve	-	-	-	-	-	9	(9)	-	-
Cash dividends	-	-	-	-	-	-	(47)	(47)	(47)
Net income (a)	-	-	-	-	-	-	17	17	17
Balance at March 31, 2001	53	26	14	421	514	71	725	796	1,310
Balance at January 1, 2002	53	25	14	408	500	72	726	798	1,298
Net income (loss)							(1,235)	(1,235)	(1,235)
Balance at March 31, 2002	53	25	14	408	500	72	(509)	(437)	63

(1) Share issue premiums resulting from subscription and payment of Class "A" and "B" preferred shares.
The accompanying notes and Exhibits are an integral part of the consolidated financial statements.

Christian Chauvin
President

NORTEL INVERSORA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	In millions of Argentine pesos (Note 15)	
Three month periods ended March 31,	2002	2001
CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES		
Net income (loss)	(1,235)	17
Adjustments to reconcile net income to net cash provided by operating activities		
Bad debts expense	62	42
Depreciation of fixed assets	259	186
Amortization of intangible assets	18	16
Equity losses from related companies	4	2
Materials usage	7	6
Fixed asset disposals	11	1
Reserves	11	(1)
Interest and other financial expenses	3,934	64
Termination benefits	(2)	2
Minority interest	(1,016)	14
Income tax	(1,226)	(7)
Net decrease (increase) in assets	(600)	16
Net increase (decrease) in liabilities	239	(173)
Total cash flows provided by operating activities	**466**	**185**
CASH FLOWS PROVIDED BY (USED FOR) INVESTING ACTIVITIES		
Fixed asset acquisitions	(111)	(94)
Intangible asset acquisitions	(3)	(12)
Investments not considered as cash or cash equivalents	(49)	-
Total cash flows used for investing activities	**(163)**	**(106)**
CASH FLOWS PROVIDED BY (USED FOR) FINANCING ACTIVITIES		
Debt proceeds	12	226
Repayment of debt	(33)	(162)
Payment of interest and related expenses	(85)	(75)
Dividends paid	-	(47)
Dividends paid to minority shareholders of Telecom	-	(80)
Redemption of Class ''A'' preferred shares	-	(55)
Total cash flows provided by (used for) financing activities	**(106)**	**(193)**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**197**	**(114)**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	**211**	**337**
CASH AND CASH EQUIVALENTS AT PERIOD END	**408**	**223**

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.
Note 6 provides additional information regarding the Consolidated statements of cash flows.

Christian Chauvin
President

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (*)
For the three month periods ended March 31, 2002 and 2001
(Amounts in millions of Argentine pesos or as otherwise indicated - Note 15)

INDEX

(*) Conventionally, the definitions used in these consolidated financial statements are included in the Glossary of terms.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GLOSSARY OF TERMS

The following definitions are not intended as technical definitions, but to assist the reader to understand certain terms as used in the Company's financial statements.

The Company/Nortel	Nortel Inversora S.A.
Telecom Argentina/Telecom	Telecom Argentina Stet-France Telecom S.A.
Telecom Group	Economic group formed by Telecom and its controlled companies.
ENTel	Empresa Nacional de Telecomunicaciones, which had provided public telecommunication services in Argentina until its privatization.
SC	The Argentine Secretary of Communications.
SBT	Basic Telephone Services.
CNV	The National Securities Commission.
Personal/Núcleo/Cable Insignia/Micro Sistemas/Telecom Internet/Publicom/ Latin American Nautilus/Multibrand/ Nahuelsat/Internacional/Telintar/	Correspond to the corporations controlled by Telecom or that were controlled or jointly controlled by Telecom as defined under the Argentine Corporation Law or that are related parties.
Telecom Argentina USA/ Agroconnection	Corresponds to Telecom Argentina USA Inc. and Agroconnection Inc., a controlled and a related company of Telecom, respectively, as defined under the Argentine Corporation Law.
CNC/CNT	The Argentine National Communications Commission, ex Argentine National Communications.
The Pliego	List of Conditions approved by Decree No. 62/90, related to the privatization of ENTel.
STM	Mobile Telephone Service.
SRMC	Mobile Cellular Radiocommunication Service.
AMBA	Metropolitan Area Buenos Aires, the area of the Federal District and greater Buenos Aires.
PCS	Personal Communications Service. A wireless communications service with systems that operate in a manner similar to cellular systems.
Telecom Italia/FCR/Operators	Telecom Italia S.p.A. and France Cables et Radio S.A. (a controlled company by France Telecom S.A.), jointly referred to as the Operators.
Telefónica	Telefónica de Argentina S.A.
SU	Universal Service: the availability of SBT at an affordable price to all persons within a country or specified area.
IPC	Consumer Price Index.
Price Cap	The application of annual reductions to the general level of Telecom's rates.
SEC	Securities and Exchange Commission of the USA.
CPCECABA	Professional Board of Economic Sciences of Ciudad Autónoma de Buenos Aires.
Constant pesos	Currency unit of the financial statements, that is, constant Argentine pesos as of period end, according to FACPCE RT 6.
RT/FACPCE/Argentine GAAP	Technical Resolutions issued by the Argentine Federation of Professional Boards of Economic Sciences, that is generally accepted accounting principles of Argentina.
VPP	Equity method.
IAS/IASC	International Accounting Standards issued by the International Accounting Standard Committee.
AFIP/DGI	The Argentine Tax Authority.
IGJ	Justice Department's Inspector General
U.S.GAAP	Generally Accepted Accounting Principles in USA.
BCBA/NYSE	Buenos Aires and New York Stock Exchanges, respectively.
PPP	Share Ownership Program.
EBITDA	Earnings before Interest, Taxes, Depreciation and Amortization.

NOTE 1 - COMPANY OPERATIONS

a) **The Company** was organized by a consortium of Argentina and international investors to acquire a controlling interest in the common stock of Telecom which was formed as a result of the privatization of the public telecommunication services under the name of "Sociedad Licenciataria Norte S.A.". Telecom was awarded a non-expiring license to operate in the northern region of the Argentina and began operations on November 8, 1990 (the "Transfer Date").

The privatization was effected through a Transfer Agreement (the "Transfer Agreement") between the Argentine Government, as one party, and the Company, at that time represented by the winning consortium, and was implemented through the transfer of ENTel operating assets necessary for the provision of telephone services in the northern region.

b) **Telecom** was formed as a result of the privatization of ENTel which had provided public telecommunication services in Argentina. Telecom obtained a license to operate in a designated Northern Zone, beginning operations on November 8, 1990, and provided public telecommunications services on an exclusive basis for seven years subsequent to this date, having the right to a three-year extension of this exclusivity period.

Telecom filed the appropriate petition with the SC to extend the license exclusivity period. Acknowledging Telecom's filing, the Argentine government established the standards for an orderly transition towards an openly competitive telecommunications market by October 10, 1999, the date at which the exclusivity period ended and Telecom remained qualified to provide SBT nationally.

Likewise Telecom merged various companies under its ownership to provide the following services: international long distance in the Northern Zone, national telex, value added services, data transmission and internet. In order to adapt to the new market demands, Telecom expanded its corporate purpose. This expansion was opportunely approved by the SC and the CNV.

Telecom achieves its business objective of providing services through integration with its subsidiaries. Activities carried out by these entities at March 31, 2002 are as follows:

Activity	Subsidiary	Ownership by Telecom in capital stock and votes	Telecom control is through the following:	Date of incorporation in Telecom
Cellular telephone service	Telecom Personal	99.99%	-	07.06.94
	Núcleo	67.50%	Personal	02.03.98
	Cable Insignia (a)	75.00%	Personal	03.18.98
Data transmission	Micro Sistemas	99.99%	-	12.01.97
International telephone service	Telecom Argentina USA	100.00%	-	09.12.00
Directories edition	Publicom	99.99%	-	06.11.92

(a) Company not operative at March 31, 2002.

c) **Publicom**, a subsidiary of the Company, was established for the principal purpose of editing, printing, selling and distributing leaflets, magazines, telephone subscriber directories, annuals, directories and all other types of publications, as well as selling advertising in such publications and the development and sale of all types of advertising linked to telephone service or which is based on the means and elements used to provide the service. These activities may be provided by itself or by third parties or associated to third parties.

NOTE 2 - REGULATORY FRAMEWORK OF TELECOM

a) Regulatory bodies and practices

Telecom and its telecommunication subsidiaries are regulated by the CNC, decentralized organism dependent on the SC, which is supervised by the Ministry of Economy and Infrastructure. The SC is responsible for developing of sector policies, approving and administrating fundamental technical plans, assisting the Ministry of Economy and Infrastructure in rate matters affecting Telecom and the development of telecommunication regulations.

Some of the more pertinent regulations are:

- The Privatization Regulations, which regulate the process of privatization, including the Pliego,
- The Transfer Agreement,
- Telecommunication licenses granted to Telecom and to subsidiaries that provide telecommunication services,
- Rate agreements and related decrees and regulations approved in Decree No. 764/2000.

b) Licenses held at March 31, 2002

- **Telecom licenses**

Telecom holds licenses to provide the following services for an indefinite period:

- ❖ Fixed local telephone service in Argentina,
- ❖ Public telephone service in Argentina
- ❖ Long distance, both national and international,
- ❖ Point to point connections, both national and international,
- ❖ Telex, both national and international,
- ❖ Value added services, data transmission, video conferencing, broadcast signal transmission and community repeater,
- ❖ Internet access.

- **Licenses of Telecom's subsidiaries**

Personal is licensed for an indefinite period, on a competitive market basis, to provide STM in the northern region of Argentina, and data transmission and value added services nationally. Additionally, Personal holds a license to provide SRMC in the AMBA, a license without expiration date to provide PCS service in Argentina and the register for the rendering of national and international long distance telephone service.

Núcleo, controlled by Personal, is licensed to provide STM service over Band B nationwide in Paraguay and PCS service in some areas of Paraguay.

c) Causes of revocation of licenses

- **SBT licence**

Some of the causes that could revoke Telecom's license are:

(i) the interruption of all or a substantial part of licensed service;
(ii) a change in corporate business purpose (without a previous authorization of the appropriate regulatory bodies) or a change of corporate domicile outside of Argentina;
(iii) any sale, encumbrance or transfer of assets that has the effect of reducing services provided, without the prior approval of the appropriate regulatory bodies.
(iv) reduction of the Company ownership of Telecom's capital stock to less than 51%, or the reduction to less than 51% of the collective ownership by the Company shareholders who existed at the date of possession, without the prior approval of the appropriate regulatory bodies.
(v) the assignment or delegation of the commitments of the Operators without the prior approval of the appropriate regulatory bodies.

If Telecom's license is revoked, the Company must transfer its shares in Telecom to the regulatory bodies, in trust, for subsequent sale at public auction. Upon the sale of these shares, the regulatory bodies may renew Telecom's license under conditions to be determined.

- **STM license**

According to the STM Pliego, the following causes could revoke Personal´s license:

(i) repeated interruptions of the services described in the STM Pliego;
(ii) a transference of the license and/or the rights and obligations related to that license, without previous authorization of the CNC;
(iii) taxes constituted over the license;
(iv) creditors meeting or bankruptcy of Personal;
(v) the liquidation or dissolution of Personal, without previous authorization of the CNC.

d) Decree to deregulate telecommunication services

Decree No. 764/2000 approved, among other items, three new regulations whose basic provisions are as follows:

- **General licensing regulation**

  Establishes a single license valid throughout Argentina for the provision of all telecommunication service, fixed or mobile, wired or wireless, national or international, with or without proprietary infrastructure. Service providers need not be exclusively devoted to the telecommunications business. There are no requirements for minimum investment or coverage. Radio broadcasting entities may apply for telecommunication licenses. The resale of services is authorized, subject to a license being received. Foreign companies are not restricted from entry.

- **National interconnection regulation**

  Establishes a decrease in interconnection index prices of approximately 50%. Increases the number of network components and functions on behalf of the dominant provider (Telecom in the northern zone and Telefónica, in the southern zone), and also details the interconnection obligation down to the local level, the rate setting process and the separation of the local loop. Introduces the interconnection method for numeric translation services known as NTS for the internet, audiotext and collect calls and the transfer of telephone numbers.

- **Universal Service Regulation**

  Fixes the rate of contribution to the SU Fund at 1% of telecommunication services income. Establishes an Administrative Counsel to manage the SU Fund and oversee the specific programs of the SU. Adopts a ''play or pay'' mechanism to ensure compliance with SU Fund contributions, but establishes a contribution exemption mechanism for SBT licensees, which considers both net losses and the percentage market participation of other local telephone service providers. The Regulatory Authority has neither implemented the formation of the Fund nor the official programs to be subsidized.

Telecom has filed an administrative appeal to request that certain provisions of regulations issued under Decree No. 764/2000 be revoked.

e) Regulation for the selection by dialing of the providers of long distance services

On December 28, 2001, the Ministry of Infrastructure and Housing which existed at that time, issued Resolution No. 613/01 which approves the rules for the selection by dialing of the providers of long distance services.

The selection by dialing is a system that, applied to long distance services, allows users to dial in each call the access code 17 (for national long distance calls) or 18 (for international long distance calls) and the three digits PQR for the provider's identification, in order to select the long distance provider which he prefers.

The approved regulation set forth the obligation for the local and long distance providers to have available their equipment in order to provide the Selection by Dialing within an eighty day-period from its publication in the official gazette, principally in those places where that method of pre-subscription is offered. Such eighty-day period was extended for additional ninety days by Resolution No. 33/2002 of the Ministry of Economy, in order to analyze the numerous refutations received.

f) Rate structure

On November 28, 1991, Telecom and Telefónica signed a rate agreement with the Argentine government, which was ratified by Decree No. 2585/91 and became effective on December 18, 1991. The principal features of the agreement, which modified the Transfer Agreement, are as follows:

1) Rates, measured in basic units or ''pulsos'', are denominated in United States dollars and will be adjusted twice annually (April and October) to reflect changes in the overall IPC of the United States of America. Rate adjustments do not require prior regulatory body approval. Since year 2000, adjustments were not made as required by the SC.
2) Invoicing to customers will be in local currency, at exchange rates existing at the close of the billing period.

Law No. 25561 ''Public Emergency law and reform of the exchange rate'' effective January 6, 2002, in Section 8, nullifies contract clauses providing for adjustments to the value of payments with reference to United States Dollars or other foreign currencies as well as any indexation clauses based on price indexes or similar mechanism. As a consequence, from that date on, the Company's tariffs were set in pesos at a US$ 1 to $ 1 exchange rate. Likewise, Decree No. 293/2002 started a process of renegotiation of contracts with the public Administration in which the rate structure is involved. Additional information on the process of renegotiation of tariffs and the SBT contract is given in Note 13.

- **Rate rebalancing**

On December 1, 1999, SC Resolution No. 4269/99 ratified the application of methodology outlined by SC Resolution No. 1801/97. This verified the revenue differences of SBT licensees at the end of a two year period which resulted from rate rebalancing in February 1997. Additionally, the impact of the rate rebalancing was determined to be an increase in revenues of approximately 9.5 million. The future refunding of this amount has not so far been ruled upon by the Regulatory Bodies.

- **Price Cap**

On December 15, 1999, the ''Rate Reduction Agreement between the Argentine government and Telecommunications Companies'' was signed, establishing as of March 1, 2000 the following:

- the reduction of rates to commercial and government clients by 19.5% and,
- the reduction of rates for measured local service in urban areas and for ''0610'' service by approximately 5.5%, for customers requesting various discount plans.

On April 6, 2000, the Argentine government, Telefónica and Telecom signed an agreement which established, for the application of the year 2000 Price Cap, a 6.75% reduction of revenues of licensees covered by the rate regulation (6% as set by the SC and 0.75% as determined by licensees) in the period between November 8, 2000 and November 7, 2001.

NOTE 3 - POLITICAL, ECONOMICAL AND SOCIAL CRISIS IN ARGENTINA: DEVALUATION OF THE PESO AND THE CONVERSION INTO PESOS OF THE TARIFFS OF PUBLIC SERVICES. ITS IMPACT ON THE ECONOMIC AND FINANCIAL SITUATION OF TELECOM GROUP

The operations of the fiscal year ended December 31, 2001 were occurred in a delicate political, economic and social context: the high level of fiscal deficit, the increase of the country's public debt and the significant increase of the country's risk rate and domestic interest rate. Additionally, the unemployment rate and the fall of the gross domestic product reached its maximum levels since the beginning of the Convertibility Regime (estimated between 20% and - 4.7%, respectively).

In July 2001 the National Government, due to the impossibility of financing its deficit with debt in the international markets, enforced a severe adjustment in the public accounts with the implementation of a policy known as ''deficit cero''. By that policy, the level of public expenses and the transfers of resources to the provinces could not exceed the fiscal monthly proceeds. The implementation of this policy suffered from serious political, economic and social difficulties, which ended in the Congressional electoral defeat of the official political party in October 2001.

The economic recession and the impossibility of implementing policies to overcome it, produced a lack of confidence in the economic agents and in particular in the depositors who started to gradually withdraw their deposits from the Argentine financial system. The situation deteriorated, reaching its highest level by the end of November. In order to avoid the failure of the financial system the National Government on December 3, 2001 issued measures, which increase the use of banking operations in the economy, restricted the free disposition and circulation of cash ("corralito") and the transfer of funds abroad. All working days from December 21, 2001 to the fiscal year-end date were declared non-working days for exchange transactions.

After a serious institutional crisis and social pressures, on December 21, 2001 the former president Dr. Fernando de la Rúa presented his resignation to the National Congress, which after complying with the formalities foreseen by the National Constitution, appointed Dr. Rodríguez Saá as new president. The new president -who had to call for a national election within ninety days - ratified the enforcement of the Convertibility Law of the peso with the dollar at a rate of $1 = US$1 and decided to restructure the national and provincial public debt (''default of the public sector'') by suspending the payment of principal and interest of the external debt.

By the end of December 2001, the seriousness of the crisis produced a new change in the government and, on January 1, 2002, the National Congress appointed a new president in order to complete the period, which was left incomplete by Dr. Fernando de la Rúa.

With the purpose of overcoming the crisis, the new administration of Dr. Eduardo Duhalde decided to abandon the Convertibility Law and to cause a significant change in the economic rules in our country.

♦ Principal measures adopted by the National Government

On January 6, 2002, the National Congress issued Law No. 25561 of ''Public Emergency and Foreign Exchange System Reform Act'' which produced a profound change in the economic model and a modification of the Convertibility Law applicable until that moment. Moreover, on February 3, 2002 and February 8, 2002, respectively, Decrees No. 214 of Rearrangement of the financial system and Decree No. 260 of the Foreign Exchange System Reform Act, were issued, which substantially modified some of the measures adopted by Law No. 25561.

The following are some of the measures adopted by the National Government, which are applicable to the filing date of these consolidated financial statements:

1. **Transactions due in foreign currency**

On January 6, 2002 a new exchange regime was enforced by the creation of an official and a free exchange market. The existence of both exchange markets was provisory, as the government subsequently decided for the free and single exchange market. In general terms, in the official market all assets for export and import transactions and certain financial activities should be carried out, subject to a previous restructuring that postpones their original maturity dates. The rest of the transactions related to the payment and transfer of the foreign currency abroad should be carried out in the free market. The initial exchange rate in the official market was of $1.40 to US$ 1.

On February 3, 2002 by Decree No. 214/02 the deposits in US dollars and other foreign currencies in financial entities were converted into pesos at an exchange rate of $1.40 for US$1 or its equivalent in other foreign currencies. The debts in US dollars or other foreign currency within the Argentine financial system in existence at January 6, 2002 were converted into pesos at an exchange rate of pesos $1 to US$1 or its equivalent in other foreign currency. These deposits and debts will be adjusted as from February 3, 2002 by a Stabilization Reference Coefficient (''CER'') and interest rate with a cap stated by Banco Central de la República Argentina (''BCRA'').

The payable obligations denominated in US dollars or other foreign currency that existed up to January 6, 2002 in Argentina, non related to the financial system, of any origin or nature, were converted into pesos at an exchange rate of $1 to US$1 or its equivalent in other foreign currency. These balances will be adjusted as from February 3, 2002 by the CER. If as a consequence of this provision, the resulting value of the assets or the services is superior or inferior at the payment time, any of the parties may request an equitable readjustment of the price. If an agreement is not reached, the courts shall issue a decision over the case. In order to keep a fair adjustment of the price, it must be considered the market value of goods or services with imported components.
The payable obligations denominated in US dollars or other foreign currency that existed up to January 6, 2002 in foreign countries, of any origin or nature, must be paid in the free exchange market.

Finally, on February 8, 2002, the double-market system was eliminated by the creation of a single and free exchange market in which all transactions in foreign currencies must be carried out, at the exchange rate freely agreed according to the requisites stated by BCRA. At present, it is necessary to obtain a previous consent of the BCRA for certain transfers of foreign currency of financial quality to foreign countries.

2. **Contracts with the public administration**

US dollars or foreign currency adjustments clauses and indexation clauses based on foreign price indexes, as well as any other indexing mechanism adopted under public contracts executed by the National Government, including works and public services, have been suspended. The applicable prices and tariffs to that date have been switched into pesos at the exchange rate of $ 1 to US$ 1. Additional information is given in Note 13.

3. <u>Deferred deduction of the exchange rate difference in income tax</u>

Net losses originated in the devaluation of the peso over the assets and liabilities in foreign currency in existence up to January 6, 2002, will be deductible for income tax purpose only at a rate of 20% per year starting in the fiscal year 2002.

4. **Restriction to the transfer of funds abroad**

According to Communications ''A'' 3471, ''A'' 3537 and ''A'' 3584 of the BCRA the transfers to foreign countries for financial loans, earnings and dividends executed until August 12, 2002, inclusive, shall require a previous consent of the BCRA regardless of the manner of payment.

- **Principal effects of the measures adopted by the National Government over the business of the Telecom Group**

1. **Renegotiation of Telecom's tariffs**

Section 8 of Law No. 25561, which switched into pesos at an exchange relation of $1 to US$1 the tariffs of public services, shall have a significant impact over the economic-financial equation of Telecom and the Telecom Group.

The magnitude of the devaluation of the Argentine peso with respect to the US dollar, that at the date of issuance of these consolidated financial statements is approximately 260%, affects the ''natural hedge'' mentioned in Note 4.1.e. This is so because the currency of the most significant revenues of Telecom will be the peso, while the currency in which Telecom was financed from the enactment of the Convertibility Law was the US dollar.

This alteration between the revenue currency and the sources of financing currency has produced a double impact, that is:

a) an initial impact, represented by the net debts in foreign currency at December 31, 2001 in the foreign countries. At March 31, 2002 these debts represented US$2,843 million approximately, for the Telecom Group; and

b) an impact over the transactions during the renegotiation period of the tariffs, in which the economic equation of the business of Telecom shall be affected by the increase of the costs of certain imports of materials necessary for operations.

The management of Telecom, based on the framework stated in section 9 of Law No. 25561 for the renegotiation of the SBT tariffs, has considered in its cash flows projections, the modification of its tariffs in order to recompose the economic-financial equation of Telecom Argentina. This should decrease the impact above mentioned and allow Telecom to continue operating in a normal way, in a competitive and non-regulated market, with reasonable profitability levels to remunerate its shareholders and the financial creditors.

2. **Devaluation of the peso**

The devaluation of the Argentine peso had two important effects on the economic and financial situation of Telecom Group, as follows:

- ✓ an economic impact, which produced only in a quarter a reduction of 95% of the Shareholders' equity of Telecom at the beginning of the fiscal year, considering the exchange relation at March 31, 2002 of US$1 = $3 and the basis for accounting described in point 4 below; and
- ✓ a financial impact, that derived in the declaration of the Board of Directors of the event of the suspension of principal payments (Note 14).

From the beginning of the operations -November 8, 1990- until December 31, 2001, Telecom had accumulated net income of $2,521 million. The net loss for devaluation recorded at March 31, 2002, reached the amount of $2,277 million, absorbing 90% of the accumulated net income in the period 1990 - 2001.

The Shareholders' equity of Telecom at March 31, 2002, is $113 million and includes net assets of $3,398 generated by capitalized foreign currency exchange differences ($2,158 million) and by fiscal credits of deferred tax ($1,240 million) whose recoverability has been evaluated as described in point 4 below.

A summary of the effects of the peso devaluation in the consolidated statement of income of the Telecom Group is given as follows:

	Estimated effect without devaluation impact (1)	Estimated devaluation effect (2)	Real figures at 3/31/02 (3) = (1) + (2)	Real figures at 3/31/01 (4)	Variation 2002 vs.2001 (1) - (4)
Net sales	701	-	701	776	(75)
Operating costs	(361)	-	(361)	(476)	115
EBITDA	**340**	**-**	**340**	**300**	**40**
Depreciation without capitalization	(221)	-	(221)	(186)	(35)
Depreciation of the capitalized foreign currency exchange differences	-	(56)	(56)	-	-
Operating profit (loss)	**119**	**(56)**	**63**	**114**	**5**
Equity losses from related companies	(4)	-	(4)	(2)	(2)
Financial and holding results generated by assets	16	621	637	15	1
Financial and holding results generated by liabilities	(72)	(6,300)	(6,372)	(86)	14
Interests/Capitalized foreign currency exchange differences	16	2,214	2,230	15	1
Other expenses, net	(23)	-	(23)	(6)	(17)
Unusual losses	(8)	-	(8)	-	(8)
Net income (loss) before income tax and minority interest	**44**	**(3,521)**	**(3,477)**	**50**	**(6)**
Income tax by results without capitalization	(15)	-	(15)	(19)	4
Income tax by devaluation	-	1,240	1,240	-	-
Minority interest	(9)	4	(5)	-	(9)
Net income (loss)	20	(2,277)	(2,257)	31	(11)

3. Impact of the crisis on the economic and financial situation of the Group

The described crisis has negatively impacted in the Group's business during fiscal year 2002, notwithstanding the efforts made by the management to reduce the operative costs, the investments and the level of financial indebtedness. The principal consequences for the Group were:

- ✓ reduction of 9.7% of the consolidated sales compared with fiscal year 2001, generated by a lower number of clients in fixed and cellular telephone service, the fall of the average consumption of the post and pre payment cellular clients and the marketing decision to postpone the directories edition by the significant reduction of the advertisement as a consequence of the already mentioned economic situation.

- ✓ the 48% increase in the charges for doubtful accounts receivable compared with fiscal year 2001, principally in the fixed telephone service. The level of doubtful accounts receivable started increasing from the first quarter of fiscal year 2001 in which it was fixed at 5.4% of sales, reaching 8.8% in the first quarter of fiscal year 2002 as a consequence of the crisis which affected the payment capacity of our clients (specially in the provinces). In addition, in October 2001 Telecom started to receive from its clients provincial bonds and LECOP. The collection in public bonds represented approximately 15% of the total collection of Telecom for the period January´02 - March´02. At the date of issuance of these consolidated financial statements these collections represents approximately 23% of the total collection of Telecom for the period April´02 - May´02.
- ✓ the accounts receivable with the public sector increased by 3% as compared with the fourth quarter of fiscal year 2001 because of the difficulties experienced by the national, provincial and municipal governments in order to comply with their commitments.
- ✓ the costs of the Group were affected by the creation of new taxes (levied on bank debits and credits) and the increase of the employer's social security contributions.
- ✓ as a summary of all the foregoing, the operating profit was reduced by 45% compared with the three month period ended March 31, 2001.

4. Effects on the significant accounting estimations at March 31, 2002

The above mentioned facts have been taken into account by the management of Telecom in order to perform the significant accounting estimations included in the present consolidated financial statements. The future actual results may differ from those estimations.

The management of Telecom has considered the following accounting criteria for the valuation of the assets and liabilities at March 31, 2002 and the quantification of certain significant estimations:

- ❑ Criteria for the recognition of the devaluation effects of the peso: Argentine GAAP states that the financial results must be recognized in the period in which they are generated, except for the case in which they integrate the costs of the assets that, by virtue of their nature, require an extensive period of undisposable capital. Notwithstanding the foregoing, the magnitude of the devaluation and the general impact in all sectors of the economy caused the issuance of CPCECABA Resolution No. 3/02 that admits the capitalization of foreign currency exchange differences in some circumstances. Telecom has applied the methodology stated in this resolution to calculate the capitalization (Note 4.2.a).

- ❑ Valuation of the provincial public bonds: as part of the credit collection from the public sector, Telecom has received bonds to cancel the credits for services rendered to the different provincial government. Telecom's intention has been to maintain them until their maturity date for which, following the Argentine GAAP and having financial capacity to retain them, Telecom has valued them at their technical value. Notwithstanding the foregoing, because of the economic crisis affecting the national and provincial public sector, the fall of the price of such bonds has been very significant and it is not expected to suffer any changes in the short term. Consequently, despite the intention to maintain the provincial bonds until their maturity date, the management of Telecom decided to value since December 31, 2001, the holding of these bonds at their estimated sale price.

  Those bonds received at their nominal value as part of the collection of the particular clients, have been valued at its nominal value -without accruing any interests- because Telecom will employ them for that value in the short term in order to cancel its tax liabilities in those jurisdictions. At March 31, 2002 Telecom holds $65 million of bonds with these characteristics, which were included in Cash and Banks.

Due to the increase of this kind of collection the management of Telecom will evaluate its financial capacity to apply the holding of bonds to the payment of tax. In case of remaining bonds they will be valued at their estimated sale price.

- Recoverability of trade accounts receivable with the public sector: Telecom has considered that the default of the public sector will only produce a delay in the collection. In order to reduce the effect of this delay, Telecom has optimized the compensation actions of the obligations -specially in tax matters- with the public sector. The financial loss that this delay produces has been considered in Telecom's estimations.

- Recoverability of trade accounts receivable with the private sector: the serious economic situation existent in our country during the last year, added to the restrictive banking measures over the access and circulation of cash, set forth by the National Government at the beginning of this fiscal year, have produced a significant increase in the payment delay. Consequently, Telecom has increased the charges for doubtful accounts receivable, originating deviations with respect to the average payment delays and uncollectable amounts of the last years.

- Obligations originated in private contracts, non related to the Argentine financial system: although Decree No. 214 stated the conversion into pesos at an exchange rate of $1 to US$1, the involved parties are entitled to request for a readjustment of the price based on equity principles and in case an agreement is not reached, the courts shall issue a decision over the case. The adequate valuation of this type of credits and debts in our country shall depend on the renegotiation of each of these contracts. The management of Telecom fit its estimations according to the advances of the negotiation process and the possible results.

- Recoverability of fixed and intangible assets value: at March 31, 2002 the Telecom Group owns fixed and intangible assets (together ''fixed assets'') for a total of $7,428 million, equivalent to 71% of the total consolidated assets. As indicated in Note 4.2.f and 4.2.g, these assets are depreciated based on their useful life, estimated for each class of fixed assets and the reasonability of the applicable rates must be considered in the context of the de-regulation and the increase of the competition which has characterized the Argentine telecommunication market from October 1999.

  The recoverable value of these assets depends on the capacity to generate the net cash flows income sufficient to absorb the depreciation of the fixed assets during the depreciation period.

  The management of Telecom periodically evaluates the recoverable value of such fixed assets by the preparation of economic-financial projections considering alternative scenarios based on macroeconomic, financial and telecommunications market hypothesis, which are considered probable or conservative.

  Notwithstanding the foregoing, the devaluation of the Argentine peso and the ''pesificación'' of the public services tariffs and the contracts between private parties executed before January 6, 2002, set forth a significant change in the rules for all of the economic factors of the country. At the date of issuance of these consolidated financial statements the economic and political situation has not stabilized, which generates different and probable scenarios. In particular, the results of the renegotiations of the Telecom´s tariffs under the terms foreseen by Law No. 25561 and Decree No. 293/02 shall have a significant impact on the economic-financial equation of Telecom.

Despite the already mentioned difficulties and considering the Section 9 of mentioned law which states that the National Government shall consider the profitability of the public services companies, in order to assess the recoverable value of the fixed assets, the management of Telecom have adopted for their projection of incoming cash flows the modification of its tariffs which allows it to recompose the economic-financial equation of Telecom in a non-regulated and competitive market, with reasonable levels of profitability to pay its shareholders and financial creditors.

Based upon the described methodology regarding the recoverable value of the assets and the satisfactory processes of renegotiations of Telecom's tariffs of and the financial debt of the Group, the management of Telecom considers that fixed asset and intangible assets, taken as a whole, are not valued in excess of recoverable value.

- Recoverability of tax credits generated by the peso devaluation: in accordance with Argentine GAAP related to income taxes accounted for by the deferral method, the tax credit carryforwards against future incomes must be recognized and requires a careful analysis of their recoverability. The amount of the fiscal credit generated by the devaluation at March 31, 2002 is $1,240 million and its recoverability shall depend essentially on the results of the processes of renegotiation of Telecom Argentina's tariffs and restructuring of the financial debt of the Telecom Group (Notes 13 and 14, respectively).

- Accounting for inflation of the financial statements: the CPCECABA reestablished the mechanism of accounting for inflation. At the date of the issuance of these consolidated financial statements, the CNV has not adopted that resolution yet. Additional information is given in Note 15.

NOTE 4 - BASES OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

4.1 Bases of presentation

The Company's consolidated financial statements have been prepared in accordance with Argentine GAAP, established by the FACPCE, considering practices of the CNV. The consolidated financial statements include certain reclassifications and disclosures to conform more closely to the form and content required by the SEC.

Where investments in subsidiaries are accounted for by the equity method, Argentine GAAP require companies with a controlling financial interest in other companies to present both parent company, and consolidated financial statements as primary and supplementary information, respectively. Because of the special purpose of these consolidated financial statements, the parent company's summarized financial information is included in Note 19. This approach has been adopted for the convenience of the reader of the financial statements.

In accordance with procedures defined in FACPCE RT No. 4, financial statements at March 31, 2002 and 2001 have been consolidated on a line by line basis for subsidiaries, as follows:

March 31,	
2002	**2001**
Telecom	Telecom
Publicom	Publicom
Personal	Personal
Micro Sistemas	Micro Sistemas
Telecom Argentina USA	Telecom Argentina USA
	Telecom Internet (*)

(*) Merged into Telecom in November 30, 2001.

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Additionally, certain reclassifications to the comparative figures were included in order to reach a better comparison between those figures and the ones for March 31, 2002.

These consolidated financial statements are unaudited but, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary to present the financial position and results of operations on a basis consistent with the audited fiscal year financial statements.

a) Financial statements used for consolidation

Financial statements for the three month periods ended at March 31, 2002 and 2001 have been used for the consolidation (see e) below). Consequently, these periods coincide with those of the Company.

b) Foreign currency translation

Telecom Group follows FACPCE RT No. 13 to translate the foreign corporations financial statements (Núcleo, Telecom Argentina USA, Latin American Nautilus and Intelsat Ltd.) into Argentine pesos for purposes of consolidation.

According to this RT, the investments in these companies have been valued at exchange rate at period-end.

Net gains or losses resulting from the translation of those financial statements are included in the Company's consolidated results of operations in the period in which they arise.

c) Modification of Argentine GAAP

On December 8, 2000 the CPCECABA approved RT 16, 17, 18 and 19 of the FACPCE which establish new accounting and disclosure principles. These new RT fit in the project of harmonization of Argentine GAAP with IAS issued by the IASC.

These accounting principles have been approved by the CPCECABA with some amendments including the postponement of its effective date. At the date of issuance of these consolidated financial statements, the approval of the CNV is pending with respect to these standards.

On April 5, 2002 the FACPCE approved RT 20, which modified RT 9, 17 and 18, which establishes accounting and disclosure principles for derivatives instruments and hedging activities. At the date of issuance of these consolidated financial statements, RT 20 had not been adopted by any professional council.

These new standards would take effect as from the Telecom Group's fiscal year beginning January 1, 2003.

The management of the Company is assessing the impact of these new standards on its financial condition and the results of operations. However, based on a preliminary analysis, it is anticipated that the impact will not be material.

d) Accounting for inflation

The consolidated financial statements have been prepared in millions of Argentine pesos of constant currency, with inflation adjustments incorporated through August 31, 1995. At the date of issuance of these consolidated financial statements, Argentine GAAP and CNV Resolution No. 272/95, in accordance with provisions of National National government Decree No. 316/95, discontinued inflation adjustments of financial statements.

However, the end of the stability context, which characterized the period in which the Convertibility Law was applicable and had justified the discontinuation of the accounting for inflation, forced the CPCECABA to issue Resolution No. 3/02 which reestablishes the mechanism of restatement of the financial statement according to RT 6, amended by RT 19.

At the date of issuance of these consolidated financial statements, the CNV has not adopted that resolution yet. However, because of the magnitude of the devaluation of the peso and the high levels reached by the inflation rate, the management of the Company provides information about the effect of the restatement of the financial statements on its economic-financial situation in Note 15.

e) Financial instruments to hedge financial risk or reduce financing costs

Telecom has intended to finance its activities through the different debt issues (Corporate bonds, bank loans, etc.) in different currencies, markets, and fixed and floating rates. During the Convertibility Law which fixed the rate of exchange between Argentine peso and the dollar ($ 1 = US$ 1), as part of its risk management strategy, it has decided to convert a significant portion of its debt obligations denominated in foreign currencies other than the U.S. dollar to the U.S. dollar in order to reach a ''natural hedge'' with its income fixed in dollars as it is indicated in Note 2.f. Occasionally, the Telecom Group has also swapped the interest on debt in order to balance the Group's financial payments between fixed and floating interest on debt.

As a consequence, Telecom and Personal have entered into foreign currency swap and interest rate swap agreements to hedge against future financial risks or reduce financing costs. The nature and detail of the principal derivative financial instruments are described in Note 8. The Telecom Group did not invest in speculative derivative financial instruments.

f) Concentration of credit risk

Telecom and some of its subsidiaries provide telecommunication services to residential, commercial and governmental clients, granting credit in accordance with regulations governing such services, generally without security. The fixed customer lines (pre-paid lines were not included) were 3,441,574 and 3,605,458 at March 31, 2002 and 2001, respectively, and the cellular customer lines (pre-paid lines were not included) were 647,211 and 903,270 at these dates, respectively, and represents a diverse customer base.

The risk of collectibility varies among customers largely due to the individual financial situation of the customer. The Telecom Group evaluates the risk of uncollectible accounts and provides an allowance for doubtful accounts receivable.

g) Cash and cash equivalents

In the Consolidated statements of cash flow, the Company includes as cash and cash equivalents all highly liquid investments purchased with an original maturity of three months or less.

h) Revenue recognition of Telecom

Revenue is recognized as services are provided to customers. Revenue recognized may result in receivables not yet billed to customers.

However, in the case of revenues for installation fees, Telecom recognizes them in the period in which the installation service is completed, jointly with the related costs. Considering that the installation costs are higher than the related revenues, it is considered that this criterion corresponds with U.S.GAAP (see Note 20), because U.S.GAAP require the deferral of the installation fees and the related costs considering the estimated average useful life of customers. However costs in excess of the related revenues can not be deferred.

For services paid for by the customers but not yet provided to them, Telecom records a liability.

Both services provided for but not billed and services paid for but not rendered are estimated using technical measurement information systems.

4.2 Principal valuation criteria

a) **Balances in foreign currency**: at exchange rates existing at each period-end. Exhibit G shows details of foreign currency balances. Foreign exchange gains or losses are credited to or charged against net income of each year/period-end, as appropriate.

As the devaluation of the peso has been significant, the CPCECABA issued Resolution No. 3/02, subsequently adopted by CNV Resolution No 398, that allows for the capitalization of foreign currency exchange differences by debt, originated in the devaluation of the Argentine peso as from January 6, 2002. These costs are detailed in Note 5.r.

These resolutions establish that capitalized foreign currency exchange differences are in advance for the accounting for inflation and are included in the future restatement of the financial statements in constant pesos. Meanwhile, the excess over these constant figures will be recorded in the financial statements. Telecom calculated the capitalization following the methodology described in these resolutions. The financial results capitalized are detailed in Note 5.r.

b) **Cash and banks, trade accounts and other receivables and liabilities (except for retirement benefits):** at nominal value plus accrued interest at each period-end, where applicable.

c) **Investments:**

- *Short term investments:* at nominal value plus accrued interest.
- *Investment trusts:* at the quotation ruling at each period-end.
- *Public bonds to be held to maturity:* at cost plus amortized discount earned using the internal rate of return at date of purchase (see additional information in Note 3).
- *Other public bonds*: at market value less estimated sales costs.
- *Equity investments of Telecom:*

  \- *related companies in which Telecom has significant influence: and its related companies:* at the VPP based upon subsidiaries financial statements and using comparable accounting criteria as are used for the Company's consolidated financial statements. In those companies where their financial statements closing date is different than that of the Telecom's one, financial statements with a closing date of no more than three months are used for consolidation purposes. If necessary, the related companies financial statements were adapted using the same accounting principles used for these consolidated financial statements.

  The management of the Company is not aware of any event that modifies its financial position or the results of its operations or significantly affects the valuation of its investments in subsidiaries or related companies and the corresponding results at March 31, 2002, since the approval date of their financial statements.

  \- *related companies in which Telecom has not significant influence:* at cost or estimated market value, the least

- *Capital contributions:* at nominal value.
- *Preferred shares:* in accordance with their issuance conditions.

Investments in foreign companies were valued at exchange rates existing at each period-end. Foreign exchange gains or losses are credited to or charged against net income of each period, as appropriate within Financial and holding results in the Consolidated statement of income.

Investments are detailed in Exhibit C and D.

d) **Inventories:** at each period-end replacement cost. Inventories have been recorded at amounts which do not exceed their net realizable value.

The sales prices of cellular handsets are influenced by a marketing strategy to achieve higher market penetration by reducing customer access costs, without losing sight of the overall cellular business profitability. As a result, on occasion, the management of Telecom decides to sell handsets at prices lower than replacement cost. As these sales price policies are the result of decisions of the management of Telecom, promotional prices are not used to calculate the net realizable value of such inventories.

e) **Other assets:**

- *Deferred printing costs*: at cost, which is expensed as directories are issued.
- *Raw materials:* at each period-end replacement cost.

f) **Fixed assets:**

- *Transferred from ENTel:* at the transfer price, restated as noted in 15 less accumulated depreciation at period-end. At March 31, 2002, title transfer of 4% of these assets remains to be completed; Telecom is in full possession of these assets, and they are integrated into the economic activity of Telecom.
- *Acquired subsequent to November 8, 1990*: at acquisition cost, restated as noted in 6 less accumulated depreciation.

The cost of fixed assets whose construction over a prolonged period of time is financed includes capitalized interest on associated third party financing. These costs are detailed in Note 5.r.

Fixed asset acquisitions financed by leases are recorded at the estimated price which would have been paid on a cash basis, with the amount of unpaid installments and purchase price options, net of unaccrued interest, recorded as a liability.

Fixed assets whose operating condition warrants replacement earlier than the end of the useful life, are depreciated based on the remaining useful life assigned in accordance with the Telecom's investment plan.

Fixed assets are depreciated using the straight-line method over the estimated useful lives of each asset class.

Fixed assets, net of accumulated depreciation, taken as a whole, are not valued in excess of recoverable value (see additional information in Note 3). Fixed assets activity is detailed in Exhibit A.

g) **Intangible assets:** at acquisition cost, restated as noted in 15 less accumulated amortization at period-end.

The cost of intangible assets developed over a prolonged period of time includes capitalized interest on associated third party financing. These costs are detailed in Note 5.r.

Intangible assets are depreciated using the straight-line method over the estimated useful lives of each asset class, as follows:

System development costs	60 months
Debt issue costs	Initial debt term
PCS licenses	180 months

Usage rights	180 months
Exclusivity rights	Contract term
Websites	24 months
Trademarks and patents	180 months
Goodwill on investments acquired	60 months

Intangible assets activity is detailed in Exhibit B.

h) **Dismissal indemnities and termination payments** are charged to other expenses when a termination decision is made by Telecom.

i) **Debt:** corporate bonds, together with any premium or discount at issuance, are valued at nominal value plus accrued interest at period-end. Premiums or discounts are amortized on a straight-line basis over the debt period.

Legal fees, commissions and other bond issuance costs corresponding to debt issuance are capitalized as Intangible assets and amortized over the term of the corresponding debt. Amortization is classified within Financial and holding results in the Consolidated statement of income.

The costs of foreign currency and interest rate swap contracts are amortized on a straight-line basis over the term of the corresponding debt and classified within Interest on debt and Foreign currency exchange losses and other financial activity within Financial and holding results in the Consolidated statement of income.

j) **Taxes payable:**

- *Income Tax*: income tax is calculated on estimated taxable income at the statutory tax rate in effect at period-end (35%). The resulting amount was charged to Income tax in the Consolidated statement of income. It also includes the effects of the adoption of the deferral method (see Note 10)
- *Tax on corporate indebtedness:* Argentina imposes a tax on certain types of interest and other financial costs paid by Telecom for loans obtained from domestic financial institutions and for the issuance of corporate bonds.
- *Turnover Tax:* for the three month periods ended March 31, 2002 and 2001, respectively, turnover taxes as an overall percent of applicable revenues were 3.04% and 3.42%, respectively.

k) **Other liabilities:**

- *Retirement benefits:* represent obligations for accrued and unpaid benefits stipulated in collective bargaining agreements. Accruals are actuarially determined based upon existing information at each period-end.

l) **Reserves:**

- *Asset reserves*: have been provided for doubtful accounts receivables and for inventories whose realization is not assured based upon period-end analyses.
- *Liability reserves:* have been provided for contingencies based upon management estimates and the opinion of legal counsel.

Activity in these reserves is detailed in Exhibit E.

m) **Unusual losses:** represent losses that perform only one of the necessary requirements to be classified as extraordinary (atypical and exceptional issue) and that must be shown as a separate caption in the ordinary results.

They corresponded to a part of the ''Tax on credits and debits in bank accounts and other operations'' that impacted directly in the costs of the Group, because only one portion of this tax could be deducted from the determinative income tax and VAT until February 18, 2001. The new tax was originally in force since April 3, 2001 to December 31, 2002. Its collection would be affected to the creation of a Fund of Public Emergency and the Government had expressed its intention to consider the total tax as payment in advance of VAT and income tax at the moment that it would cease the economic emergency.

NOTE 5 - DETAILS OF PRINCIPAL CONSOLIDATED FINANCIAL STATEMENT CAPTIONS

The composition of principal financial statement captions is as follows:

Consolidated balance sheets at March 31,	2002	2001
CURRENT ASSETS		
a) Cash and banks		
Cash	8	3
Banks	39	34
Provincial Public bonds	65	-
	112	37
b) Investments		
Short term investments (Exhibit D)	361	184
Investments trusts (Exhibit D)	-	2
Public bonds (Exhibit C)	1	27
	362	213
c) Trade accounts receivable		
Basic national and international telephone service, data transmission and internet	587	645
Cellular telephone service	349	290
Directories edition	37	41
Subtotal of trade accounts receivable	973	976
Allowance for doubtful accounts receivable (Exhibit E)	(272)	(155)
	701	821
d) Other receivables		
Deferred tax assets (Note 10)	439	42
Swap agreements collateral	442	13
Prepaid expenses	18	27
Tax credits	31	12
Accounts receivable from employees	9	7
Accounts receivable from unions	1	1
Non-controlling shareholders of Núcleo	2	1
Various	44	30
	986	133
e) Inventories		
Cellular handsets and equipment (Exhibit F)	36	74
Allowance for obsolescence of inventories (Exhibit E)	(2)	(1)
	34	73
f) Other assets		
Deferred printing costs	5	6
Raw materials	5	2
	10	8
NON-CURRENT ASSETS		
g) Trade accounts receivable		
Basic national telephone service	1	5
Directories edition	2	-
	3	5
h) Other receivables		
Deferred tax credit (Note 10)	648	-
Certificates of tax credit	29	-
Prepaid expenses	8	10
Tax credits	28	22
Receivables from sale of Sky Argentina S.C.A	5	5
Various	2	3
	720	40
CURRENT LIABILITIES		
i) Accounts payable		
Vendors	536	502
Capital leases (Note 11)	68	33
Companies Law No. 19550 Sect. 33 and related parties (Note 7.c)	41	44
	645	579
j) Compensation and social benefits payable		
Vacation, awards and social benefits	37	34
Termination benefits	10	13
Compensation fund	5	6
	52	53
k) Taxes payable		
Income tax (net of payments)	-	23
VAT (net of payments)	36	11
Turnover tax	19	19
Tax on corporate indebtedness	2	8
Other taxes	19	35
	76	96

Consolidated balance sheets at March 31,	2002	2001
l) Other liabilities		
Payable for PCS licenses acquisition	-	96
Repair fund	8	8
Contribution to social programs for Internet access and other	13	13
Various	5	2
	26	**119**
NON-CURRENT LIABILITIES		
m) Accounts payable		
Vendors	2	25
Capital leases (Note 11)	22	28
	24	**53**
n) Compensation and social benefits payable		
Termination benefits	22	28
Compensation fund	15	17
	37	**45**
o) Other liabilities		
Retirement benefits	7	7
Various	6	2
	13	**9**

Consolidated statement of income Three month periods ended March 31,	Income (expense) 2002	 2001
p) Net sales		
Gross sales	723	803
Turnover tax	(22)	(27)
	701	776
q) Equity loss from related companies		
Amortization of goodwill of Soluciones, Micro Sistemas and Cable Insignia	(1)	(2)
Multibrand/Latin American Nautilus/Agroconnection	(3)	-
	(4)	**(2)**
r) Financial and holding results		
Generated by assets		
Interest earned on short term investments	5	4
Interest earned on trade accounts receivable	11	10
Results from translation of Núcleo	(12)	-
Results from translation of Telecom Argentina USA	1	-
Results from translation of Latin American Nautilus	9	-
Results from translation of Intelsat Ltd.	7	-
Foreign currency exchange gains	617	1
Total generated by assets	**638**	**15**
Generated by liabilities		
Interest on accounts payable	(7)	(2)
Interest on debt (*)	(151)	(77)
Capitalized interest on work in progress and intangible assets	16	15
Capitalized foreign currency exchange on work in progress	521	-
Capitalized foreign currency exchange differences by debt	1,693	-
Tax on corporate indebtedness	(1)	(3)
Interest on capital leases	(1)	(1)
Interest on PCS Licenses acquisition	-	(2)
Foreign currency exchange gains (losses) and other financial activity	(6,212)	(1)
Total generated by liabilities	**(4,142)**	**(71)**
Total financial and holding results	**(3,504)**	**(56)**

(*) Includes (4) and (1), respectively, corresponding to the amortization of debt issue costs.

s) Other expenses, net		
Dismissal indemnities and termination benefits	(5)	(10)
Reserves for contingencies	(11)	1
Net income from sale of fixed assets and other income (expense), net	(7)	3
	(23)	**(6)**
t) Unusual losses		
Tax on credits and debits in bank accounts an other bank operations	**(8)**	**-**

NOTE 6 - SUPPLEMENTARY CONSOLIDATED CASH FLOW INFORMATION

The Company uses the indirect method of reconciling net income to cash flows provided by operating activities.

Funds in excess of daily cash needs are invested in short term investments with maturities of less than three months and, as a result, such investments are not presented in the Consolidated statements of cash flows.

The composition of cash and cash equivalents is as follows:

At March 31,	2002	2001
Cash and banks	47	37
Short term investments	361	186
Total of cash and cash equivalents	**408**	**223**

At December 31,	2001	2000
Cash and banks	57	24
Short term investments	154	313
Total of cash and cash equivalents	211	337

Income tax payments are as follows:

Periods ended March 31,	2002	2001
Income tax paid	1	26

Changes in assets and liabilities by financial statement caption are as follows:

Periods ended March 31,	2002	2001
Net increase in assets		
	(59)	-
Trade accounts receivable	(167)	(2)
Other receivables	(349)	(19)
Inventories	(21)	37
Other assets	(4)	-
	(600)	16
Net increase (decrease) in liabilities		
Accounts payable	151	(195)
Compensation and social benefits payable	(8)	(9)
Taxes payable	93	42
Other liabilities	4	(5)
Reserves	(1)	(6)
	239	(173)

- ***Principal non-cash transactions***

The principal non-cash transactions, which are not reflected in the Consolidated statements of cash flows are as follows:

Fixed asset acquisitions financed by debt and accounts payable	6	64
Intangible asset acquisitions financed by accounts payable	-	1
Inventory acquisitions financed by accounts payable	-	34
Capitalized interest on fixed assets and intangible assets	16	15
Results from translation of inventories	4	-
Cellular telephones leased without charge	4	10
Transactions with national and provincial public bonds		
Trade accounts receivable collections	140	-
Income tax payments	(14)	-
Other taxes payments	(88)	-
Accounts payable payments	(23)	-
	45	124

- ***Principal investing activities***

Fixed asset acquisitions include the following:

Debt repayment on fixed assets acquired in prior periods	(65)	(47)

Intangible asset acquisitions include the following:

System development costs	(3)	(10)
Exclusivity rights	-	(2)
	(3)	(12)

Funds used and generated by **Investments not considered as cash or cash equivalents** are as follows:

Periods ended March 31,	2002	2001
Public bonds	(50)	-
Proceeds from sales of fixed asset	1	-
	(49)	-

- ***Principal financing activities***

The principal components of financing activities are:

Periods ended March 31,	2002	2001
Bank loans	12	226
Debt proceeds	**12**	**226**
Bank loans	(33)	(162)
Repayment of debt	**(33)**	**(162)**
Corporate bonds	(35)	(40)
Swap contracts collateral	6	-
Bank loans	(28)	(14)
Fixed asset and inventory acquisitions	(28)	(20)
Tax on corporate indebtedness	-	(1)
Payment of interest and related expenses	**(85)**	**(75)**

NOTE 7 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES AND PARTIES AS DEFINED UNDER LAW No.19550 SECTION 33

a) Related parties

Related parties are those legal entities or individuals other than related companies defined under Law No. 19550, Section 33, and which are related to the Operators.

b) Management Contract

In accordance with point 3.1.3 of the Pliego, Telecom entered into a management agreement with the Operators, approved by Decree No. 2332/90 as appendix of the Transfer Agreement (''The Contract''). The Management Contract would be automatically renewed as long as Telecom continued to provide services during the exclusivity period.

Under this contract, the Operators committed to provide Telecom with their experience, technology and operating skills in the area of public telecommunications services including, between other provisions, the selection and hiring of qualified management personnel.

In August 1999, the Board of Directors of Telecom ratified a new five years management contract (effective since the expiration date of the previous contract) with terms and conditions substantially equivalent to the original contract, renewable for a subsequent five year period upon agreement by all parties.

In October 2001, considering the Argentine economic recession, the Operators granted Telecom a temporary decrease of the fee set forth in Point 2.7 of the Management Contract, from 3% to 1.25%, without affecting the services to be provided by the Operators or the clauses of the Contract. This decrease was effective during the period extending from October 1, 2001 to March 31, 2002.

Considering the seriousness and extension of the economical crisis of Argentina, the Board of Directors asked the Operators to suspend the accrual and payment of the Management Fee. This suspension will be effective from April 1, 2002 through the effectiveness of the public emergency set forth by Law No. 25561.

The reply of the Operators was received on May 31, 2002, expressing their will of not being unaware of Telecom's situation and their conformity to the provisional suspension - except for the provisions of the section referred to as ''Management and Know - how" on highly qualified personnel to assist in the management - of the rights and obligations of the parties provided for in such section, which includes the suspension of the accrual and collection of the Management Fee from April 1, 2002 to December 31, 2002. The latter notwithstanding, the special services required by Telecom pursuant to what is specifically provided in the Contract.

France Cables et Radio S.A. and Telecom Italia SpA. (as the Operators - pursuant to Decree No 62/90, as amended and supplemented -) state that, given this complex and extremely serious situation, confirm their intention to provide Telecom with all the reasonable support and cooperation in order to help Telecom overcome its present difficulties, exclusively recovering travelling and hotel expenses related to their involvement in these matters.

c) Balances with Law No. 19550, Sect. 33 Telecom's related companies and parties:

Consolidated balance sheets at March 31,	2002	2001
NON-CURRENT ASSETS		
Investments		
Multibrand (Exhibit C)	1	1
Total with related companies	1	1
CURRENT LIABILITIES		
Accounts payable		
Multibrand (Exhibit C)	-	1
Agroconnection	-	1
Total with related companies	-	2

Consolidated balance sheets at March 31,	2002	2001
Telecom Italia S.p.A. Argentina branch	12	16
Telesoft S.p.A. Argentina branch	7	4
FCR	-	2
France Cables et Radio Argentina Branch	16	16
Tel 3 S.A.	2	1
Sofrecom Argentina S.A.	4	3
Total with related parties	41	42
Total	41	44

d) Transactions with Law N° 19550, Sect.33 Telecom's related companies and parties:

Periods ended March 31,	2002	2001
* Services received	Cost of services	
Multibrand	-	(1)
Subtotal related companies	-	(1)
Telecom Italia S.p.A. Argentina branch	(7)	(16)
Telesoft S.p.A. Argentina branch	(6)	(4)
Olivetti Argentina S.A.	-	(1)
France Cables et Radio Argentina branch	(7)	(17)
Sofrecom Argentina S.A.	(1)	(2)
Subtotal related parties	(21)	(40)
Total cost of services provided	(21)	(41)
* Goods purchased		
Telesoft S.p.A. Argentina branch	3	8
Sofrecom Argentina S.A.	2	4
Tel3 S.A.	2	2
Total goods purchased to related parties	7	14

e) Information on companies of the Telecom Group

♦ **Merger with Telecom Internet**

On November 6, 2001, the Boards of Directors of Telecom and Telecom Internet entered a Preliminary Agreement by which Telecom Internet (to be dissolved without liquidation) will be merged into Telecom as from December 1, 2001, subject to the granting of the authorization of the Regulatory Authorities and the approval of the Shareholders' Meetings of both companies.

On November 28, 2001, the SC has authorized Telecom Internet to transfer its register for rendering of Internet Access Service in favor of Telecom. Consequently, according to the Preliminary Agreement mentioned above, the activities of both companies were integrated as from December 1, 2001.

The Board of Directors of both companies approved the Preliminary Agreement and the corresponding financial statements and subjected them to the approval of the Shareholders' Meetings of Telecom Internet and the Company, held on April 22, 2002 and on April 24, 2002, respectively, that finally approved the merger.

On May 27, 2002, the Final Merger Agreement was executed which registration with the Public Registry of Commerce is still pending.

- **Merger with Internacional**

Telintar, a company dissolved and then merged with Internacional, that was then merged into Telecom as from October 1, 1999, presented to the DGI in April 1995 a claim for the refund of income and asset taxes of approximately $6 million. As the DGI has yet to rule on the company's claim, the corresponding requested refund has not been recorded.

NOTE 8- DEBT

Debt consists of the following:

Consolidated Balance Sheets at March 31,	2002	2001
Current		
Notes - principal and interest (Exhibit G)	-	15
Corporate bonds (Exhibit G)	1,365	136
Bank loans	931	341
Fixed asset acquisitions (Exhibit G)	701	211
Inventory acquisitions (Exhibit G)	239	56
	3,236	759
Non-current		
Corporate bonds (Exhibit G)	3,489	1,409
Bank loans	973	410
Fixed asset acquisitions (Exhibit G)	1,486	597
Inventory acquisitions (Exhibit G)	218	140
	6,166	2,556
Total debt	9,402	3,315

Notes

Nortel's financial debt as of March 31, 2001 consisted primarily of U.S. dollars denominated Series ''A'' and Series ''B'' Notes. These obligations accrued interest on principal due at 17% for Series ''A'' and 6% for Series ''B''.

The amortization of the remaining principal was placed on April 2, 2001 for approximately US$ 5,000,000 and US$ 9,500,000 for Series ''A'' and ''B'' Notes, respectively.

Corporate bonds of Telecom

Telecom issued various debt instruments under Corporate Bonds Law No. 23576. The following is a summary of the major characteristics of each outstanding issue:

Global Program	Date of issue	Nominal value (in millions)	Term, in Years	Maturity date	Annual interest rate as a % (a)	Book value at 03.31.02 (b)	Market value at 03.31.02 (c)
B							
Series C	11.15.95	US$200	7	11.15.02	12.00	378	246
Series E	05.05.97	US$100	8	05.05.05	(d) 5.2925	300	99
Series F	05.30.97	Itl. 400,000	10	05.30.07	8.875	722	399
Series H	03.18.98	Itl. 400,000	10	03.18.08	(e) 5.4845	678	411
Series I	04.08.99	Euro 200	5	04.08.04	8.375	655	354
Series K	07.01.99	Euro 250	3	07.01.02	7.250	775	405
D							
Series 1	04.07.00	Euro 250	3	04.07.03	7.625	719	324
Series 2	07.02.01	Euro 190	3	07.02.04	9.500	490	205
Itl. = Italian Lira					Capital plus premiums	4,717	2,443
					Accrued payable interest	137	
						4,854	

(a) Stated coupon rate, without consideration of the effect of interest rate swaps entered into by Telecom.

(b) Tax on corporate indebtedness is not included.

(c) If corresponds, includes quotation and the ''marked to market'' of related foreign currency exchange and interest rate hedges.

(d) The series was issued at LIBOR plus 3.125%.

(e) 6 months LIBOR for Itl plus 1.5%.

- ***Use of financing proceeds***

Series C was applied to restructure liabilities and working capital in Argentina. As a result of repurchase of obligations in 1997 (US$72 million) and retirement of obligations on November 15, 1999 (US$1,873,000), the principal balance outstanding is US$126,127,000.

Series E was applied to restructure liabilities.

Series F, H, I, K, 1 and 2 were used to restructure liabilities and for working capital in Argentina.

- ***Global debt programs***

❑ **Global program B**

The period for debt instruments permitted to be issued under this program ended August 10, 1999. At March 31, 2002, Telecom has six series of bonds outstanding under this program.

❑ **Global programs C and D**

Telecom has two programs for the issue and re-issue of corporate bonds not convertible into shares: one for short-term debt up to US$200 million (''C'') and one for medium term debt up to US$1,500 million (''D''). At March 31, 2002, Telecom has two series of bonds outstanding under program D.

- ***Characteristics of corporate bonds***

Telecom's shareholders granted the Board of Directors of Telecom the authority to set the terms of debt instruments within each program: amount, interest rate, series price and currency denomination.

Debt instruments corresponding to corporate bonds and indebtedness programs have received the highest debt rating by two businesses which rate risk within Argentina.

Terms and conditions of corporate bonds establish certain commitments by Telecom, in case that:

a) Telecom permits certain liens on assets or revenues in order to offer security for certain debt obligations, without offering equal coverage to corporate bonds outstanding.

b) Telecom and its subsidiaries may merge or consolidate with any outside party, selling or otherwise disposing of assets which may be considered integral to the provision of telecommunications services.

Bank loans

Syndicated loans of Telecom

Lead bank	Nominal value (in million)	Term, in years	Maturity date	Annual interest rate as a %	Debt amortization	Net book value at 03.31.02 (a)
Banc of America	US$ 135	3	09.28.03	LIBOR plus 1.625% (year 1) LIBOR plus 1.875% (year 2) LIBOR plus 2.125% (year 3)	At maturity. Prepayment permitted	405
(a) Includes capital and interest						**405**

At March 31, 2002 the LIBO rate was 2.38188%. In addition, the Group is indebted under bank loans for 1,499 (capital, interest and exchange rate differences), bearing an average annual rate of 7.08%.

Fixed asset acquisitions

Loans received from banks and other financial institutions for varying amounts and maturity dates bear an average annual interest rate of 5.90%. Some of the more pertinent are:

- **Ceded by ENTel to Telecom**

L'Instituto Centrale Per Il Crédito a Medio Termine (''Mediocredito Centrale'') granted the Argentine government a loan credit of approximately 103 million euros to finance a project for the digitalization of the Argentine telephone network.

The Argentine government ceded to Telecom rights to this loan credit for approximately 50 million euros. Reimbursement of the capital used will be made in thirty semi-annual, equal installments bearing an annual interest rate of 1.75%. The Argentine government continues to be the debtor obligated to repay the Mediocredito Centrale. Telecom is obligated to comply with the loan credit's terms and, should it fail to make defined loan installment payments, has authorized the Argentine government to settle such debts with amounts owed Telecom for telecommunication services rendered to the government after the date of non-compliance. At March 31, 2002, the balance owed is 120, which approximates 39 million euros.

- **Japan Bank loan of Telecom**

On June 29, 1998 Telecom signed a loan agreement with Japan Bank for International Cooperation under which it borrowed 11,652 million Japanese yen on September 9,1998 with repayment due on June 15, 2010. At March 31, 2002, the balance owed is 267.

Inventory acquisitions

Loans received from banks and other financial institutions for varying amounts and maturity dates bear an average annual interest rate of 5.18%.

Derivative financial instruments

As discussed in Note 4.1.e, the Telecom Group has derivative financial instruments, such as foreign currency swap and interest rate swap, to hedge the different risks exposed in relation to its debts.

Under Argentine GAAP, there are no particular accounting and reporting standards for derivative financial instruments. Therefore, the Telecom Group records these instruments in accordance with the conditions that arise from the related agreements, recognizing their effects in earnings in accordance with Note 4.2.i. The valuation criterion adopted by the Company has been consistent with that accepted under U.S.GAAP until September 30, 2000.

The effect of derivative financial instruments recorded by Nortel and the Telecom Group in accordance with local GAAP is as follow:

	Debts according to original terms	Effect of derivative financial instruments	Book Value
Consolidated balance sheets	**Liabilities (Assets)**		
Corporate Bonds	**4,335**	**519**	**4,854**
Bank loans	**1,882**	**22**	**1,904**
Fixed asset and inventory acquisitions	2,606	38	2,644
Debt at March 31, 2002	**8,823**	**579**	**9,402**
Debt at March 31, 2001	**3,134**	**181**	**3,315**
Consolidated statements of income	**(Expense) income**		
Interest on debt	**(127)**	**(24)**	**(151)**
Foreign currency exchange gains (losses) and other financial activity	(3,554)	(429)	(3,983)
Total financial and holding results generated by liabilities at March 31, 2002	**(3,681)**	**(453)**	**(4,134)**
Interest on debt	(72)	(5)	(77)
Foreign currency exchange gains (losses) and other financial activity	75	(69)	6
Total financial and holding results generated by liabilities at March 31, 2001	**3**	**(74)**	**(71)**

However, SFAS 133 and 138 ''Accounting for derivative instruments and hedging activities'' were effective for fiscal years beginning after June 15, 2000 in the United States of America. In accordance with these statements the derivative financial instruments should be designated as:

1. ***Cash flow hedges:*** if the hedged risk corresponds to the fluctuations in cash flows. The derivative financial instruments contracted by the Telecom Group which qualify as cash flow hedges have been grouped in:

a) Foreign currency and interest rate swaps

Derivative financial instruments entered into to hedge Telecom's risk of fluctuations in foreign currency exchange rate and interest rate associated with certain debts denominated in foreign currencies other than dollar, fixing the future outflow amounts.

The principal derivative financial instruments and the associated hedged items are as follows:

♦ ***Corporate bonds of Telecom***

Series	Nominal amount (in millions)	Amount in US$ (in millions)	Hedged exchange rate	Original annual Interest rate	Annual interest rate in US$
F	Lit. 400,000	241	1,662 Lit/US$	8.875%	8.762%
H	Lit. 400,000	226	1,775 Lit/US$	6 months LIBOR Itl + 1.5%	8.755%
1 (*)	Euro 250	240	0.9602 US$/euro	7.625%	9.63%
2 (*)	Euro 190	163	0.858 US$/euro	9.500%	10.2037%
		870			

♦ ***Fixed asset acquisitions***

Nominal amount (in millions)	Amount in US$ (in millions)	Hedged exchange rate	Original annual Interest rate	Annual interest rate in US$
Euro 13	16	1.2493 US$/euro	1.75%	2.60%
Euro 16 (*)	16	0.9800 US$/euro	1.75%	3.305%
Yen 11,652	87	133.70 yen/US$	2.50%	7.56%
	119			

(*) These contracts were pre-cancelled after March 31, 2002 (Note 22).

Additionally, the Telecom Group has entered into foreign currency interest rate swaps associated with certain debts totaling 6,522 million in yens through the fixed exchange rates between 107.4 and 108.53 Yen/US$, setting a floating LIBO interest rate in yens at a fixed rate in dollars.

b) Foreign currency swaps

Derivative financial instruments entered into to hedge Telecom's risk of fluctuations in foreign currency exchange rate associated with certain debts denominated in foreign currencies other than dollar, fixing the future outflow amounts.

The principal derivative financial instruments and the associated hedged items are as follows:

♦ ***Corporate bonds of Telecom***

Series	Nominal amount (in millions)	Amount in US$ (in millions)	Hedged exchange rate
I	Euro 200	218	1.0931 US$/euro
K	Euro 250	258	1.0339 US$/euro
		476	

c) Interest rate swaps

Derivative financial instruments entered into to hedge the Telecom Group's risk of fluctuations in interest rate associated with Telecom's debt, setting a floating interest rate at a fixed rate.

To that respect, the Telecom Group has entered into interest rate swaps associated with corporate bonds and certain debts for fixed asset acquisitions totaling US$358 million and US$31 million, respectively, setting a floating 6 months LIBO interest rate at a fixed rate.

2. ***Fair Value Hedges:*** if the hedged risk corresponds to the fluctuations in fair value of a associated asset or liability. The derivative financial instruments contracted by Telecom which qualify as fair value hedges have been grouped in:

♦ **Interest rate swaps**

Interest rate swaps associated with Telecom's debt, setting a fixed interest rate at a floating rate.

The principal derivative financial instruments and the associated hedged items are as follows:

♦ ***Corporate bonds of Telecom***

Series	Capital in US$ (in million)	Original annual interest rate	Annual interest rate in US$
I	218	8.375%	3 months LIBOR + 4.98%
K	258	7.25%	6 months LIBOR + 3.59% (a)
	476		

(a) In March 2001, this floating interest rate was converted into a fixed interest rate through a cash flow hedge.

The Telecom Group formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. In this documentation, the Telecom Group identifies the debt that has been designated as a hedged item and states how the hedging instrument is expected to hedge the risks related to the hedged item. Telecom Group measures effectiveness of its hedging relationships both at the hedge inception and on an ongoing basis.

At March 31, 2002, Telecom has covered its derivative financial instrument positions by $442 million.

The differences between the Company's valuation criteria related to the derivative financial instruments and those accepted under U.S.GAAP are described in Note 20.

NOTE 9 - CAPITAL STOCK

1. Of Nortel

1.1 Capital stock

The Company's capital at March 31, 2002 is as follows:

Ordinary shares subscribed, paid-in and registered at the Public Register of Commerce	
Class "A" ordinary shares (belonging to Telecom Italia Group)	26.65
Class "B" ordinary shares (belonging to France Cables et Radio Group)	26.65
	53.30

Preferred shares subscribed, paid-in and registered at the Public Register of Commerce	
Class "A" preferred shares	10.62
Class "B" preferred shares	14.70
	25.32

1.2 Preferred shares

Classes ''A'' and ''B'' preferred shares are governed by the Argentine laws and are related to the jurisdiction of the Ciudad Autónoma de Buenos Aires commercial courts.

♦ Class ''A'' preferred shares

The issuance terms of Class ''A'' preferred shares provide:

a) An annual cumulative preferential base dividend of 6% for the periods until December 31, 2006 that, for the purposes of its computation, is independent from the results generated in the period and equivalent to a fixed percentage on the price of subscription less any payment prior to redemption.
In addition, it is set forth that base dividends for any given fiscal year of the Company not declared and paid at the end of the fifth calendar month after closing of the fiscal year, shall accrue interest as of the last day of said calendar month until the date they are made available to shareholders, at LIBOR.

b) An additional non cumulative dividend for each period since 1994 until the last redemption period that will be due on December 2006, if the distributable return on capital exceeded 10%.

c) Their scheduled redemption in ten equal successive annual payments during the years 1998 to 2007.
The redemption payments shall be made exclusively with funds out of liquid and realized profits and/or distributable reserves. In the case of an accrued and unpaid redemption, said sum shall bear interest as of the scheduled redemption payment date until the date they are made available to shareholders, at LIBOR.

d) Their obligatory redemption if Telecom Italia and FCR, jointly, sell or cease to hold the ownership or direct or indirect control of more than 50% of the outstanding shares of common stock of the Company. Redemption payments shall only be effected with funds out of liquid and realized profits and/or distributable reserves.

e) Holders of Class ''A'' preferred shares shall be entitled to vote in case of failure to pay base dividends, accrual and failure to pay additional dividends and/or in any of the events provided for in Incise 6 of the Terms of Issuance. In the case such right to vote applied, each holder of Class ''A'' preferred shares shall be entitled to cast one vote per share and will vote together with Class ''B'' preferred shares, if the latter were entitled to vote, and shares of common stock as one class; except for those matters related to the election of Directors where, as it is set forth in Section 15 of the corporate Bylaws. They shall be entitled to the election of one regular director and one alternate director jointly with Class ''B'' preferred shares in the case they are also entitled to vote. The right to vote of Class ''A'' preferred shares holders shall cease upon the completion of the distribution by the Company of all base dividends and additional dividends previously accrued and unpaid, plus the applicable interest.

f) Class ''A'' preferred shares rank pari passu without any preference among them and have priority as regards rights to dividends and rights in the case of winding up in relation to shares of common stock, Class ''B'' preferred shares and any other class of preferred shares issued by the Company at any time.

Likewise, in accordance with Decree No 214/02, explained in Note 4 to the consolidated financial statements, the redemption of capital corresponding to preferred shares, that under the issuance terms should be in U.S, dollars, has been converted into pesos at an exchange rate of $1=US$1 and, as of February 3, 2002 is subject to the application of the ''CER'' (''reference stabilization index'').
As a consequence of the application of the CER, the capital corresponding to Class ''A'' preferred shares and the dividends accrued at period end, before and after of Decree No.214/02 are as follows:

	Before Decree No. 214/02 (US$)	After Decree No. 214/02
Class ''A'' preferred shares:		
Par value	11	11
Amount calculated according to the issue terms	317	332
Preferred dividends accrued:		
Corresponding to fiscal year 2001	19	20
Corresponding to fiscal year 2002	5	5

♦ **Class ''B'' preferred shares**

The Terms of Issuance of Class ''B'' preferred shares set forth that:

a) Class ''B'' preferred shares are not redeemable.

b) A non cumulative dividend equivalent to a share (49.46%) of the Company's profits legally available for distribution after the payment of the dividends on Class ''A'' preferred shares. On April 25, 1997, a Special Meeting of Shareholders resolved to amend section 4(a) (''right to dividends''), reducing the formula for the calculation of dividends by 50 basic points (0.50%) (currently 48.96%) as of June 16, 1997. This resolution was filed with the Superintendency of Legal Entities on July 16, 1997 under number 7388.

c) Holders of Class ''B'' preferred shares shall be entitled to vote in case of accrual of and failure to pay any preferred dividend and/or in any of the events provided for in incise 6 of the Terms of Issuance. In the case such right to vote applies, each holder of Class ''B'' preferred shares shall be entitled to cast one vote per share and shall vote jointly with Class ''A'' preferred shares, if the latter were also entitled to vote, *and shares of common stock as one class; except for those matters related* to the election of Directors, as it is set forth in Section 15 of the Company's Bylaws. Class ''B'' preferred shares shall be entitled to elect one regular director and one alternate director, jointly with Class ''A'' preferred shares if the same were also entitled to vote. Class ''B'' preferred shares' right to vote shall cease upon the disappearance of the causes that gave rise to such right.

d) Class ''B'' preferred shares rank pari passu without any preference among them and have priority in the case of winding up with respect to the shares of common stock held by Nortel.

The Company has agreed not to allow its subsidiary Telecom to constitute, incur, assume, guarantee or in any other manner become responsible for the payment of any debt excluding accounts payable as a result of the normal course of business, if as a result of doing so its ratio of total liabilities to its Shareholders' equity, as shown in the unconsolidated financial statements for interim periods, prepared in accordance with Argentine GAAP, exceeds 1.75:1. At March 31, 2002, the ratio has exceed 1.75 as a consequence of the devaluation of the peso, exclusively.

The Company was admitted to the public offering regime on December 29, 1997, by CNV Resolution No.12056. On January 27, 1998, as a result of the authorization requested, the BCBA authorized the listing of the Company's Class "B" preferred shares.

2. Capital stock of Telecom

Telecom's shares are publicly quoted and traded on the BCBA and NYSE Stock Exchanges. Only Class ''B'' shares are effectively traded, as the Company owns all Class ''A'' shares and Class ''C'' shares are dedicated to the Share Ownership Program.

Class ''B'' shares began trading on the BCBA on March 30, 1992, and on the NYSE, under the symbol TEO, on December 9, 1994 in the form of American Depositary Receipts (''ADR'') upon SEC approval of the Exchange Offer. Under provisions of the Exchange Offer, holders of the Company's ADR which are restricted under Rule 144-A and holders of Global Depositary Receipts issued under Regulation S were permitted to exchange them for unrestricted ADR, equivalent to 5 Class ''B'' shares. As from July 15, 1997 Class ''B'' shares are traded through the International Quotation System of the Mexican Stock Exchange.

Month end market quotations on the BCBA have been as follows:

Month	1998	1999	2000	2001	2002
	Price per share (in Argentine pesos as of each date)				
January	6.28	4.80	7.41	4.48	2.68
February	7.35	5.39	8.37	3.25	2.34
March	7.18	5.44	6.94	3.13	1.79
April	7.20	6.85	5.55	3.15	1.15
May	6.20	5.69	4.94	3.14	0.74
June	5.90	5.50	5.52	3.09	
July	6.82	5.39	5.12	1.97	
August	4.50	5.63	4.70	1.97	
September	5.92	5.42	4.35	1.71	
October	6.50	5.50	3.54	1.25	
November	6.05	5.85	2.96	1.26	
December	5.62	6.88	3.04	1.81	

♦ **Share ownership program**

The PPP, established by the Argentine government, included 10% of Telecom's shares, representing the Class ''C'' shares transferred to the former employees of ENTel by the government in December, 1992. These shares were pledged to guarantee the balance of the sales price owed by the Telecom's shareholders to the Argentine government. Prepayment of the balance owed was approved by Decree No. 1623/99 and made by the PPP in March 2000, thereby releasing the pledge.

Shares held by the Guaranty and Repurchase Fund (the ''Fund'') of the PPP were restricted from sale until an injunction is released. Once the injunction is lifted, the Fund may sell an amount of shares necessary to cancel the debt owed to former employees participating in the PPP. Shares then remaining in the Fund will be distributed in accordance with the decision of the majority of employees at a special meeting convened in accordance with Decree No. 584/93 Section 15.

The Shareholders' Meeting of March 14, 2000 approved the conversion of 52,505,360 Class ''C'' shares affected to the PPP into Class ''B'' shares to facilitate their sale. In May 2000 participating PPP shareholders sold 50,663,377 shares nationally and internationally as approved by the CNV and as registered with the SEC.

As of March 31, 2002 52,415,411 Class ''C'' shares have been converted into Class ''B'' shares.

NOTE 10 - INCOME TAX: ADOPTION OF THE DEFERRAL METHOD

♦ ***Income tax***

The composition of the income tax recorded in the consolidated statement of income is the following:

Three month periods ended March 31,	2002	2001
Current tax (expense) benefit	-	(24)
Deferred income tax (expense) benefit	1,225	5
Income tax	1,225	(19)

♦ ***Deferred income tax***

As from October 1, 2000, the Company and the Telecom Group have accounted for income taxes under the deferral method according to the FACPCE RT No. 10.

Deferred income tax provision at each year/period-end has been determined based upon the temporary differences between the financial and tax bases of assets and liabilities. Deferred tax assets arise largely from asset realization allowances not deductible for tax purposes and from tax loss carryforwards. Deferred tax liabilities principally arise from differences in fixed and intangible assets valuation as compared to the tax basis of such assets, substantially due to differences in depreciation and the tax treatment of capitalized interest.

Under U.S.GAAP, SFAS 109 uses the liability method of accounting. Under this method, deferred income taxes are established for all temporary differences, recognizing their variations in Income tax in the consolidated statement of income. SFAS 109 is consistent with FACPCE RT No. 10 and with IAS 12.

The following summarizes the composition of the deferred income taxes:

Consolidated balance sheets at March 31,	**2002**	**2001**
Net current deferred tax assets (liabilities)		
Allowance for doubtful accounts receivable	88	42
Capital leases	8	11
Reserves	2	2
Income tax loss carryforward, net of allowance	385	2
Fixed assets	(8)	(18)
Intangible assets	(7)	7
Capitalized interest on fixed and intangible assets, net of depreciation	(23)	(9)
Other	(6)	5
Total net current deferred tax assets	**439**	**42**
Net non-current deferred tax assets (liabilities)		
Capital leases	3	11
Reserves	24	19
Retirement benefits	3	2
Income tax loss carryforward, net of allowance	38	13
Fixed assets	(171)	(183)
Intangible assets	(10)	(19)
Capitalized interest on fixed and intangible assets, net of depreciation	(815)	(82)
Foreign currency exchange differences originated in the devaluation of the peso	1,569	-
Other	7	10
Total net non-current deferred tax assets (liabilities)	**648**	**(229)**
Total net deferred tax assets (liabilities)	**1,087**	**(187)**

The detail and the expiration date of tax credit carryforwards and the corresponding valuation allowance at March 31, 2002 is as follows:

Expiration date	**The Company**	**Telecom**	**Publicom**	**Personal**	**Núcleo**	**Consolidated**
2002	-		-	1	15	16
2004	11		-	-	7	18
2005	-		-	2	-	2
2006	-		1	20	-	21
2007		315	1	86	-	402
Subtotal	**11**	**315**	**2**	**109**	**22**	**459**
Valuation allowance	(11)	-	-	(3)	(22)	(36)
Total	**-**	**315**	**2**	**106**	**-**	**423**

NOTE 11 - CAPITAL LEASES

At March 31, 2002 the Telecom group holds capital leases in the amount of 90. A summary by major class of fixed assets covered by capital leases, is as follows:

	Book value	**Lease terms**	**Amortization period**
Computer equipment	98	2 to 4 years	3, 5 and 6 years
Vehicles	8	3 years	5 years
Transmission equipment	19	5 years	10 years
Original value	125		
Accumulated depreciation	(59)		
Net value	66		

At March 31, 2002 lease obligations mature annually as follow:

Current	**Non current**

At March 31, 2003	72	At March 31, 2004	18
Unaccrued interest	(4)	At March 31, 2005	5
	68		23
		Unaccrued interest	(1)
			22

NOTE 12 - COMMITMENTS AND CONTINGENCIES

a) Holding of shares commitments

1. In compliance with the terms and conditions of issuance of Classes ''A'' and ''B'' preferred shares, the Company may not sell, transfer, assign or otherwise dispose of, under any title, or encumber its shareholding in Telecom, unless, after such operation has been concluded, more than 50% of those shares remain in direct or indirect ownership of the Company without being encumbered in any manner, or unless the above-mentioned actions are expressly approved by the holders of two-thirds of the preferred shares outstanding;
2. The Pliego provide details of the obligations for both the Company and Telecom, non-fulfillment of which could lead to the subsidiary's license being revoked. Such a situation would require the Company to transfer its shareholding in Telecom to the CNC, which would proceed to sell the shares by public auction.

Commitments assumed by the Company and its Shareholders as a result of the acquisition of 60%, currently approximately 54.74% of the shares of Telecom are as follows:

a) not to reduce its participation in Telecom to less than 51% of the share capital without the authorization of the Regulatory Authority;
b) not to reduce the participation of the Shareholders in the Company at the time of taking possession to less than 51% of the share capital with voting right, without the authorization of the Regulatory Authority;
c) that the controlling operator shall not reduce its interest in a subsidiary pre-qualified as operator under the terms of 3.1.12 of the Bidding Terms.

The obligations assumed by Telecom are detailed in section 13.10.6 of the Pliego, excluding sub-sections h) and n).

b) Purchase commitments of the Telecom Group

At March 31, 2002 the Telecom Group had entered into purchase contracts with domestic and foreign vendors totaling 37 for: switching and PCS network transmission equipment, construction of network, the repair and/or installation of public telephones, infrastructure works and other services. In general, the contracts have been or are expected to be financed, directly or indirectly, by domestic and foreign vendors or other long-term financing sources.

c) Contingencies of the Company

1. Proceedings against the Company. Preliminary injunction. Case Farallon Telco Argentina LLC v/Nortel Inversora S.A. and Others o/summary proceedings (File No. 38352/01)

On April 24, 2001, the Company was served with notice regarding the scheduling of a mandatory mediation hearing (as stated in Law N° 24573) to take place on May 9, 2001 in order to try to reach an agreement with respect to the claim filed by Farallon Telco Argentina LLC. The purpose of the claim is to nullify the points 1, 2, 4, 6 and 7 of the order of the day corresponding to the Company's shareholders' meeting held on January 19, 2001, with the amount of damages unspecified. At the hearing on May 9, 2001, a new hearing was scheduled for June 6, 2001, which then terminated the mediation process because the parties did not reach an agreement.

Within the scope of this process, the court issued the following preliminary injunction: a) the suspension of shareholders' resolution number 2 adopted at the shareholders' meeting held on January 19, 2001; and b) the appointment of a judicial overseer in charge of informing the court about the Company's administration, performing a comparative analysis of the Company's contracting practices with other national and international telecommunications companies, and informing the court on a monthly basis regarding the state of the Company's corporate books.

Said precautionary measure was appealed by the Company and on May 28, 2002 the Court of Appeals in Commercial Matters resolved as follows: (a) to confirm the suspension of the meeting's resolution of January 19, 2001 regarding item 2 of the agenda; (b) to revoke the appointment of a judicial inspector; (c) to seize Farallon Telco Argentina LLC's interest in the Company; (d) to impose costs of the appeal as incurred.

During the month of December 2001 the Company has been served with a claim filed in the judicial system by the plaintiff. Considering that in the documentation attached to the claim were documents in English language and no translation into Spanish was attached, the Company informed the court about this fact and requested the suspension of the term to answer the pleading (according to Section 123 of the Civil and Commercial Procedural Code). This petition was granted by the court, who decided to suspend the term to answer the pleading on December 19, 2001.

As of the date hereof, this term has not yet been renewed.

2. Case Farallon Telco Argentina LLC v/Nortel Inversora S.A. o/pre-trial proceedings

These proceedings were carried out without the intervention of Nortel Inversora S.A., being the plaintiff's purpose to perform certain acts before initiating the main lawsuit. Because of the characteristics of this kind of proceedings, no amounts were involved.

We are not aware of the resolution of this procedure. However, taking into consideration that the plaintiff has served notice of the petition in the proceeding referred to in item d) 1, it is our understanding that the referred pre-trial proceedings have concluded. Upon conclusion of the main petition referred to in item d) 1, the court will probably rule on the fees payable to the attorneys taking part in the pre-trial proceedings, and will then distribute the payments of such fees in the sentence. It is not possible to state the amount of the referred court costs at this time.

3. Arbitration. Preliminary injunction. Case Farallon Telco Argentina LLC v/Nortel Inversora S.A. and Others o/summary proceeding (File N° 38977/01)

On August 21, 2001, the Company was served notice regarding the scheduling of a mandatory mediation hearing (as stated in Law N° 24573) to be held on September 12, 2001. The purpose of this claim is to nullify the points 1, 2, 4, 6 and 7 of the order of the day corresponding to the Company's shareholders' meeting held on April 26, 2001, with the amount of damages unspecified. On September 12, 2001, because some of the parties required to appear in the hearing had not been served notice regarding the aforementioned hearing, a new mediation hearing for October 2, 2001 was scheduled. On that date, because of the absence of the parties that requested the hearing and after forty-five minutes had passed form the scheduled time, upon request of the parties present at the hearing, the mediation process and hearing was closed without reaching any agreement.

The Company was served notice of the scheduling of a new mediation hearing under the scope of this same claim, for November 6, 2001. Considering the facts described in the previous paragraph and the Argentine laws currently in force, the Company didn't attend such hearing, because the scheduling of the same was invalid and, in consequence, unfounded.

Within the scope of this procedure the court issued the following preliminary injunction: a) the suspension of shareholders' resolution number 2 adopted at the shareholders' meeting held on April 26, 2001; and b) the appointment of a judicial overseer in charge of the same activities as the judicial overseer appointed for the case described in point 1 above.

This preliminary injunction has been duly appealed by the Company. As of date hereof, the Company has not been served notice of the judicial claim against it based on the above-mentioned claim.

d) Contingencies of the Telecom Group

In the normal course of operations, Telecom is involved in various legal, fiscal and regulatory proceedings. Such operations are influenced by the development of the legal and regulatory framework of the Argentine telecommunications market.

Some of these proceedings relate to claims of former employees of ENTel, who claim the Company together with ENTel are jointly responsible for various labor claims arising prior to Telecom's assumption of operations. In the Transfer Agreement, ENTel and the Argentine government have expressly assumed the obligation to compensate Telecom regarding any costs it might experience as a result of such labor claims. Under the Debt Consolidation Law, ENTel and the Argentine government may discharge their above-described obligations to Telecom by the issuance of bonds to Telecom. At March 31, 2002 pending amounts claimed in legal proceedings total 15.

In November 1995 Telecom, Telefónica, Telintar and the Argentine government were served notice of a complaint by a consumer group, ''Consumidores Libres Cooperativa Limitada de Provisión de Servicios Communitarios''. The suit, entered before the National Court of Federal Administrative Disputes No 7, seeks to declare null and void all regulations and rate agreements since the Transfer Agreement, in order to reduce SBT rates charged by licensees, so that licensees realize a rate of return of not more than 16% annually on fixed assets as described in Point 12.3.2 of the List of Conditions. Additionally, the claim requested return of amounts earned in excess of this rate of return. The Appeals Court rejected some claims and deferred decisions on others until a formal decision is made, being in a evidentiary phase currently.

Court Room N° 4 of the Court of Appeals, has issued a preliminary injunction ordering the Government and the joint defendant companies, in which Telecom is included, not to carry out the tariffs changes established by section 2 of the agreements approved by Decree No. 2585/91 until a final resolution is issued in the case. This preliminary injunction affects the current tariff regime in Argentina because it suspends the abilities of the telecom companies to increase the tariffs charged based upon the IPC in the USA, one of the terms of the Price Cap formula included in the section 2 of the above mentioned agreement. On October 15, 2001, Telecom was served notice about this preliminary injunction and has filed an extraordinary motion before the Argentine Supreme Court of Justice.

Although the outcome of the various legal, fiscal and regulatory proceedings may not be predicted with certainty, the management of the Telecom and its legal counsel believe that the resolution of such matters will not have a material adverse impact on either Telecom operations or financial position.

NOTE 13 - RENEGOTIATION OF CONTRACTS OF TELECOM WITH THE PUBLIC ADMINISTRATION

From the enactment of Law No. 25561, US dollars or foreign currency adjustments clauses and indexation clauses based on foreign price indexes, as well as any other indexing mechanism adopted under public contracts executed by the National Government, including works and public services, have been suspended. The applicable prices and tariffs to that date have been switched into pesos at the exchange rate of $1 to US$1.

Moreover, the National Government is entitled to renegotiate such contracts under the following criteria:

- ✓ the impact of the tariffs upon the competitiveness of the economy and the income distribution;
- ✓ the quality of the services and plans of investments, if they are contractually foreseen;
- ✓ the client's interests and the possibility to access of the services;
- ✓ the security of the systems;
- ✓ the profitability of the business.

Decree No. 293/02 stated that the Ministry of Economy and Infrastructure shall carry out the renegotiations of all these contracts and created the Contracts Renegotiation Commission to give the Ministry the proper counsel in each case. The mentioned decree states that the public services contracts subject to the renegotiations include the telecommunication area of basic telephone, which is the service rendered by Telecom Argentina.

Then, Decree No. 370/2002 set forth the constitution of such Commission and finally, Resolution No. 20/2002 of the Ministry of Economy approved the Rules for the Renegotiation of Works and Public Services Contracts, including the list of the contracts affected by these rules. The proposals of renegotiations should be filed with the National Government within a term of 120 days from March 1st, 2002.

In order to comply with such renegotiation procedure, Telecom duly filed with the Contracts Renegotiation Commission information on the impact caused by the economic emergency on its financial position, more specifically on income and the pre-existing mechanisms to adjust tariffs, on operating costs, on indebtedness, on payment commitments with the National Government and on future and on going investments. In addition, Telecom filed economic-financial information for the last three fiscal years and projected information for the years 2002 and 2003.

In the meantime of the renegotiation, Resolution No. 38/2002 of the Ministry of Economy establishes that the Public Administration Bodies should not modify, directly or indirectly, the prices and tariffs of the public services.

NOTE 14 - SUSPENSION OF PRINCIPAL PAYMENTS OF THE TELECOM GROUP

As a consequence of Argentina's current macroeconomic scenario explained in Note 3, in the meeting held on March 27, 2002 Telecom's Board of Directors resolved the suspension of principal payments of all its financial debt and its controlled companies' financial debt in the Argentine. The Telecom Group will continue paying interest on such debt subject to the approval of BCRA according to the exchange regulations currently in force and the generation of sufficient cash flow, although this could be affected if the economic crisis worsens.

Notwithstanding this, Telecom will continue meeting its obligations related to commercial activity in the ordinary course of business.

At present, Telecom is working with financial advisors in the analysis and comprehensive review of the impact produced by the recent economic and regulatory changes in the country and the evolution of the same, as well as in the development of a strategic plan to deal with these changes. As a result of this analysis, it was determined that at the date of issuance of these consolidated financial statements, the Telecom Group had principal debts due of US$200 million and $5 million (US$15 million as of March 31, 2002 equal to $46 million, see Exhibit I).

The executed loan agreements and the agreements related to the issuance of corporate bonds include clauses providing for various events of default which are summed up as follows:

- Failure to pay principal or interest of the pertinent loan at maturity;
- Failure to pay principal or interest of any other debt contracted either by Telecom or any of its material subsidiaries that equals or exceeds an aggregate of US$ 20 million;
- Telecom's written admission of its inability to meet the commitments at maturity;
- Any final judgement providing for the payment of an aggregate equal or exceeding US$ 20 million;
- Telecom's or its material subsidiaries' voluntary filing for bankruptcy proceedings or voluntary petition for reorganization proceedings or creditors meeting or a court or out of court plan of reorganization.

Under the terms of most loan agreements and the agreements related to the issuance of corporate bonds executed, the occurrence of any of the above mentioned events entitles grantors (whether banks or holders), their agents or trustees, to consider as due and payable the total principal disbursed and interest accrued pending at the date of such event. The parties, their agents or trustees, may elect to exercise this right.

At the date of issuance of these consolidated financial statements, no bank, agent or trustee has exercised the mentioned right.

In the case of any event of default, most of the agreements also provide for economic penalties payable through interest additional to the ordinary loan interest. The additional interest varies between an annual average of 2 and 5 %.

Telecom's Board of Directors has taken and will continue to take the pertinent measures to preserve the company's value and maximize the cash flow. Telecom intends to prepare and propose in due time to its creditors a comprehensive restructuring plan of all its financial debt.

The Argentine GAAP do not provide for specific rules on exposure of current and non current liabilities for the above described situation. As of March 31, 2002, for the purposes of classifying such liabilities Telecom has kept the maturities set forth in the original agreements in the hope of making progress in the Group's financial debt restructuring and considering that the fact that the banks, its agents or trustees, have failed to exercise their right to cause the debt to become payable evidences their disposition to back up those restructuring plans. In the meantime, this keeps Telecom under a ''Stand Still'' status.

Since the Group is preparing the debt restructuring plans, it is estimated that these liabilities exposure will eventually be adjusted based on the restructuring results in accordance with the payment schedule agreed upon.

NOTE 15 - ACCOUNTING FOR INFLATION

As it is indicated in Note 4.1.e, the Board of Directors of the Company estimates convenient to give information about the effect of the inflation adjustments of the financial statements. The following information has been prepared in accordance with the accounting standard in force:

CONSOLIDATED BALANCE SHEETS	"Historical" pesos at 3.31.02 (1)	Accounting for inflation ("AXI") (2)	Total in constant pesos at 3.31.02 (3)	Total in constant pesos at 3.31.01 (3)
ASSETS				
CURRENT ASSETS				
Cash and banks	112	-	112	49
Investments	362	-	362	281
Trade accounts receivable	701	-	701	1,084
Other receivables	986	-	986	176
Inventories	34	-	34	96
Other assets	10	1	11	10
Total current assets	**2,205**	**1**	**2,206**	**1,696**
NON-CURRENT ASSETS				
Trade accounts receivable	3	-	3	7
Other receivables	720	(443)	277	53
Investments	126	-	126	30
Fixed assets	6,930	1,126	8,056	6,736
Intangible assets	498	137	635	669
Total non-current assets	**8,277**	**820**	**9,097**	**7,495**
Total assets	**10,482**	**821**	**11,303**	**9,191**
LIABILITIES				
CURRENT LIABILITIES				
Accounts payable	645	-	645	765
Debt	3,236	-	3,236	1,002
Compensation and social benefits payable	52	-	52	70
Taxes payable	76	-	76	127
Other liabilities	26	-	26	157
Reserves	6	-	6	13
Total current liabilities	**4,041**	**-**	**4,041**	**2,134**
NON CURRENT LIABILITIES				
Accounts payable	24	-	24	70
Debt	6,166	-	6,166	3,375
Compensation and social benefits payable	37	-	37	59
Taxes payable	-	-	-	302
Other liabilities	13	-	13	12
Reserves	70	-	70	66
Total non-current liabilities	**6,310**	**-**	**6,310**	**3,884**
Total liabilities	**10,351**	**-**	**10,351**	**6,018**
Minority interest	**68**	**372**	**440**	**1,444**
SHAREHOLDERS'EQUITY	**63**	**449**	**512**	**1,729**
Total liabilities, minority interest and shareholders'equity	**10,482**	**821**	**11,303**	**9,191**

CONSOLIDATED STATEMENTS OF INCOME	"Historical" pesos at 3.31.02 (1)	AXI (2)	Total in constant pesos at 3.31.02 (3)	Total in constant pesos at 3.31.01 (3)
Net sales	701	75	776	1,025
Operating costs	(361)	(40)	(401)	(607)
EBITDA	**340**	**35**	**375**	**418**
Amortization	(277)	(51)	(328)	(267)
Operating profit	**63**	**(16)**	**47**	**151**
Equity losses from related companies	(4)	-	(4)	(3)
Holding and financial results	(3,504)	329	(3,175)	(74)
Other expenses, net	(23)	(5)	(28)	(8)
Unusual losses	(8)	(1)	(9)	-
Net income (loss) before income tax	**(3,476)**	**307**	**(3,169)**	**66**
Income tax	1,225	(246)	979	(25)
Minority interest	1,016	(28)	988	(19)
Net income (loss)	**(1,235)**	**33**	**(1,202)**	**22**

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	''Historical '' pesos at 3.31.02 (1)	AXI (2)	Total in constant pesos at 3.31.02 (3)	Total in constant pesos at 3.31.01 (3)
Capital stock	78	-	78	79
Adjustment to capital stock	14	29	43	43
Share issue premiuns	408	130	538	556
Legal reserve	72	24	96	94
Unappropriated retained earnings	726	233	959	935
Net income (loss)	(1,235)	33	(1,202)	22
Total	63	449	512	1,729

(1) Amounts in millions of Argentine pesos without the AXI restatement.
(2) Corresponds to the effect of the AXI process since January 1, 2002, in accordance with CPCECABA Resolution No. 3/02 (Note 4.2.a). Includes $222 million of foreign currency exchange differences reverted in accordance with this resolution.
(3) Amount in millions of Argentine pesos as of March 31, 2002.

Changes in price indices for the three month periods ended March 31, 2002 and 2001 have been as follows:

Periods	Wholesale Price Index (*)	Consumer Price Index
January'02 - March'02	(0.19)	0.10
January'01 - March'01	32.00	9.68

(*) This index must be used in the process of accounting for inflation according to Argentine GAAP.

Implicit financing costs have been segregated in the disclosure of assets and liabilities, where significant.

It should be noted that section 62 of the Argentine Corporation Law provides that the financial statements of complete fiscal years or interim terms within a fiscal year must be prepared in constant currency. Pursuant to Decree No 316/95, as of September 1, 1995, the restatement of financial statements in constant currency was discontinued.

Notwithstanding the legal force of the mentioned decree, the National government resolution was adopted within a context of monetary stability and low inflation rates and, consequently, the failure to restate financial statements in constant currency (procedure known as ''accounting for inflation of financial statements'') did not mean any significant changes in the valuation and exposure of assets, liabilities and results of companies. A positive aspect of this decree is the simplification of the financial statements preparation and filing process and the compatibility of the ''not adjusted'' data with that of developed countries with similar rates of inflation.
However, the abandonment of the Convertibility Law in the beginning of 2002, has caused a significant increase of Consumer Price and Wholesale Price indexes (21% and 61% respectively) in the January-April 2002 period. These inflation levels have material impact in the shareholders' equity valuation and call for the re-application of the financial statements restatement mechanisms at constant currency in order to: (a) have data that reflect the companies' economic reality and (b) make the corporate decisions based on more accurate information prepared according to what is expressly provided for in section 62 of the Argentine Corporation Law.
Accordingly, the CPCECABA has assessed Argentina's current situation and the fact that in order that the financial statements issued after December 31, 2001 comply with accounting standards, such statements must be accounted for inflation using the Wholesale Price Index as of January 1, 2002 (CPCECABA Resolution No 3/02). In addition, these professional associations and other chambers representing companies have requested the repeal of Decree No 316/95, thus, allowing that financial statements accounted for inflation could be filed with the corporate controlling agencies (IGJ and CNV).
The above mentioned corporate decisions include the requirements of sections 94 and 206 of the Argentine Corporation Law that, given their relevance, are explained in detail in Note 16.

NOTE 16 - CAUSES OF MANDATORY REDUCTION OF CAPITAL STOCK

Due to the economic-financial situation described in Note 3, the Company and Telecom have significantly reduced its shareholders' equity at period end as a consequence of the losses reported in the quarter that have absorbed the totality of reserves and more than fifty per cent of the capital stock. If this condition continues at the date of issuance of the annual financial statements for the 14th fiscal year, both companies will have to consider the measures to be adopted according to the provisions of section 206, last paragraph of the Argentine Corporation Law referring to the mandatory reduction capital stock.

The future evolution of the Company's shareholders' equity, that as of March 31, 2002 amounts to $ 63 million, depends to a great extent on the development of the economic-financial crisis described in Note 3 and, in particular: (a) on the fluctuation of the U.S. dollar exchange rate given its impact in the Group's liabilities valuation (92% of the consolidated liabilities as of March 31, 2002 is in foreign currency), (b) on the results of the renegotiation contracts process described in Note 13 due to the effect generated by the devaluation and the ''pesification'' of Telecom's tariffs on the Group's operating results and Telecom's capacity to generate enough cash flows sufficient to face its financial obligations in the current maturity dates.

It should be noted that National Congress and the National Government are considering several bills to provisionally suspend the application of sections 206 and 94, incise 5 of the Argentine Corporation Law. Section 94, incise 5 sets forth as a cause of dissolution of a company the loss of capital stock. This situation arises when the Company reports a negative shareholders' equity. As is described in Note 15, the issuance of rules providing, for the restatement of financial statements in constant currency is also likely. To these possible changes in the rules it must be added the fact described in Note 14 for which Telecom's management intends to prepare and propose to its creditors in due time a complete restructuring plan for all its financial indebtedness.
During this fiscal year these factors could modify or even turn around the Company's situation, for which the Board will carry out a permanent follow up of their evolution in order to propose the measures to be adopted by shareholders.

NOTE 17 - CONSOLIDATED INFORMATION BY BUSINESS SEGMENT

Telecommunications services are provided through the distribution of operating activities among various Telecom Group companies.

For a better understanding of the distinct activities performed by Telecom Group companies, the management of the Company provides consolidated information by business segment.

In presenting segment information, Telecom takes into consideration income and expenses of the individual entities, prior to elimination of intercompany transactions.

As a consequence of the corporate reorganizations, voice and data transmission services and Internet are currently rendered by Telecom. The allocation of income and direct costs to fixed national basic telephone service, international telephone service and data transmission service is made using the information systems of Telecom. The common expenses for these activities have been allocated in fixed national basic telephone service.

As referred to in Note 10, the Company and its subsidiaries have adopted the deferred method to account for the income tax as from October 1, 2000. Consequently they adopted the provisions of SFAS 109.

Financial expenses related to the acquisition of shares in subsidiaries and irrevocable capital contributions to them, have been allocated to fixed national basic telephone service.

Consolidated statement of income by business segment for the three month period ended March 31, 2002

	Voice and data services				Internet	Cellular telephone service	Directories edition	Nortel	Total by business segment
	National basic telephone service	International telephone service	Data transmission	Subtotal					
Net sales	414	31	54	499	12	190	-	-	701
Wages and social benefits	(74)	(3)	(9)	(86)	(2)	(18)	(3)	-	(109)
Materials and supplies	(16)	(1)	(1)	(18)	-	(5)	-	-	(23)
Bad debts expense	(44)	(3)	(1)	(48)	(1)	(11)	(2)	-	(62)
Interconnection costs	(26)	-	-	(26)	-	-	-	-	(26)
Lease of lines and circuits	-	(2)	(3)	(5)	-	(5)	-	-	(10)
Fees and counsel services	(2)	-	(1)	(3)	(1)	(1)	-	-	(5)
Repayment for services	(10)	(1)	-	(11)	-	(1)	(1)	-	(13)
Management fees	(11)	-	-	(11)	-	-	-	-	(11)
Advertising	(3)	-	-	(3)	-	(4)	-	-	(7)
Costs of cellular handsets	-	-	-	-	-	(3)	-	-	(3)
Agent commissions	-	-	-	-	-	(4)	-	-	(4)
Other	(39)	(3)	(4)	(46)	(1)	(41)	-	-	(88)
EBITDA	189	18	35	242	7	97	(6)	-	340
Depreciation of fixed assets	(170)	(4)	(10)	(184)	(1)	(74)	-	-	(259)
Amortization of intangible assets	(8)	-	-	(8)	-	(10)	-	-	(18)
Ordinary profit (loss)	11	14	25	50	6	13	(6)	-	63
Equity losses from related companies	(3)	-	(1)	(4)	-	-	-	-	(4)
Financial and holding results	(3,136)	-	7	(3,129)	(1)	(368)	(7)	1	(3,504)
Other expenses, net	(8)	-	-	(8)	-	(11)	(4)	-	(23)
Unusual losses	(6)	-	-	(6)	-	(2)	-	-	(8)
Net income (loss) before income tax and minority interest	(3,142)	14	31	(3,097)	5	(368)	(17)	1	(3,476)
Income tax	1,110	(3)	(11)	1,096	(2)	125	6	-	1,225
Minority interest	-	-	-	-	-	(5)	-	1,021	1,016
Net income (loss)	(2,032)	11	20	(2,001)	3	(248)	(11)	1,022	(1,235)

Consolidated statement of income by business segment for the three month period ended March 31, 2001

	Voice and data services				Internet	Cellular telephone service	Directories edition	Nortel	Total by business segment
	National basic telephone service	International telephone service	Data transmission	Subtotal					
Net sales	453	34	59	546	9	212	9	-	776
Wages and social benefits	(84)	(4)	(9)	(97)	(3)	(22)	(11)	-	(133)
Materials and supplies	(28)	(1)	(3)	(32)	(1)	(4)	(2)	-	(39)
Bad debts expense	(26)	(2)	-	(28)	-	(13)	(1)	-	(42)
Interconnection costs	(22)	-	-	(22)	-	-	-	-	(22)
Lease of lines and circuits	-	-	(4)	(4)	(1)	(4)	-	-	(9)
Fees and counsel services	(3)	-	-	(3)	-	-	-	-	(3)
Repayment for services	(15)	(1)	(1)	(17)	(1)	(3)	(3)	-	(24)
Management fees	(32)	-	-	(32)	-	-	-	-	(32)
Advertising	(14)	-	(1)	(15)	(3)	(6)	-	-	(24)
Costs of cellular handsets	-	-	-	-	-	(14)	-	-	(14)
Agent commissions	(6)	-	-	(6)	(1)	(15)	-	-	(22)
Other	(38)	(4)	(4)	(46)	-	(50)	-	-	(96)
EBITDA	185	22	37	244	(1)	81	(8)	-	316
Depreciation of fixed assets	(130)	(4)	(7)	(141)	-	(45)	-	-	(186)
Amortization of intangible assets	(8)	-	-	(8)	-	(8)	-	-	(16)
Ordinary profit (loss)	47	18	30	95	(1)	28	(8)	-	114
Equity losses from related companies	-	-	(2)	(2)	-	-	-	-	(2)
Financial and holding results	(37)	-	-	(37)	-	(19)	-	-	(56)
Other expenses, net	(7)	-	-	(7)	-	2	(1)	-	(6)
Net income (loss) before income tax and minority interest	3	18	28	49	(1)	11	(9)	-	50
Income tax	(1)	(6)	(10)	(17)	-	(5)	3	-	(19)
Minority interest	-	-	-	-	-	-	-	(14)	(14)
Net income (loss)	2	12	18	32	(1)	6	(6)	(14)	17

Consolidated statements of cash flows by business segment

Three month period ended March 31, 2002	Voice and data services	Internet	Cellular telephone service	Directories edition	Nortel	Elimination	Total by business segment
Cash flows provided by (used for) operating activities	386	3	76	1	-	-	466
Investing activities							
Fixed assets and intangible assets acquisitions	(77)	-	(37)	-	-	-	(114)
Other investments not considered as cash or cash equivalents	(31)	-	(18)	-	-	-	(49)
Total cash flows used for investing activities	(108)	-	(55)	-	-	-	(163)
Financing activities							
Proceeds and repayments of debt, net	(2)	-	(19)	-	-	-	(21)
Payment of interest and related expenses	(57)	-	(28)	-	-	-	(85)
Cash and cash equivalents transfer between business segments	(48)	(3)	51	-	-	-	-
Total cash flows provided by (used for) financing activities	(107)	(3)	4	-	-	-	(106)
Increase in cash and cash equivalents	171	-	25	1	-	-	197
Cash and cash equivalents at the beginning of year	175	-	34	1	1	-	211
Cash and cash equivalents at year-end	346	-	59	2	1	-	408

Three month period ended March 31, 2001	Voice and data services	Internet	Cellular telephone service	Directories edition	Nortel	Elimination	Total by business segment
Cash flows provided by (used for) operating activities	191	-	(4)	(2)	98	(98)	185
Investing activities							
Fixed asset and intangible asset acquisitions	(90)	(2)	(13)	(1)	-	-	(106)
Total cash flows used for investing activities	(90)	(2)	(13)	(1)	-	-	(106)
Financing activities							
Proceeds and repayments of debt, net	(1)	(1)	66	-	-	-	64
Payment of interest and related expenses	(64)	-	(11)	-	-	-	(75)
Dividends paid	(178)	-	-	-	(47)	178	(47)
Dividends paid to minority shareholders of Telecom	-	-	-	-	-	(80)	(80)
Redemption of Class ''A'' preferred shares	-	-	-	-	(55)	-	(55)
Total cash flows provided by (used for) financing activities	(243)	(1)	55	-	(102)	98	(193)
Increase (decrease) in cash and cash equivalents	(142)	(3)	38	(3)	(4)	-	(114)
Cash and cash equivalents at the beginning of period	313	-	3	-	21	-	337
Cash and cash equivalents at period-end	171	(3)	41	(3)	17	-	223

NOTE 18 - CONSOLIDATED QUARTERLY INFORMATION (unaudited)

Quarter ended	Net sales	EBITDA	Operating profit	Net Income before income tax and minority interest	Net income
Fiscal year 2002					
March 31,	701	340	63	(3,476)	(1,235)
Fiscal year 2001					
March 31,	776	316	114	50	17
June 30,	753	316	107	24	4
September 30,	784	340	130	42	13
December 31,	736	269	60	(19)	(9)
	3,049	1,241	411	97	25

NOTE 19 - UNCONSOLIDATED INFORMATION

Nortel's unconsolidated financial statements account for its approximately 54.74% interest in Telecom common stock by the equity method. Amounts included under the ''Equity income from related companies'' caption of Nortel's unconsolidated financial statements for the three month periods ended March 31, 2002 and 2001 reflect approximately 54.74% of Telecom's net income for those periods.

BALANCE SHEETS

At March 31,	2002	2001
ASSETS		
CURRENT ASSETS		
Cash and banks	-	15
Investments	1	2
Total current assets	1	17
NON-CURRENT-ASSETS		
Investments	62	1,308
Total non-current assets	62	1,308
Total	63	1,325
LIABILITIES		
CURRENT LIABILITIES		
Loans	-	15
Total current liabilities	-	15
Total liabilities	-	15
SHAREHOLDERS' EQUITY	63	1,310
Total liabilities and shareholders' equity	63	1,325

STATEMENTS OF INCOME

Three month periods ended March 31,	2002	2001
Equity income from related companies	(1,236)	17
Financial and holding results	1	-
Income tax	-	-
Net income (loss)	(1,235)	17

STATEMENTS OF CASH FLOWS

Three month periods ended March 31,	2002	2001
Cash flows provided by (used for) operating activities		
Net income (loss)	(1,235)	17
Adjustments to reconcile net income to net cash provided by operating activities		
Equity income from related companies	1,236	(17)
Interest and other financial expenses	(1)	-
Cash dividends received	-	98
Total cash flows provided by operating activities	-	98
Cash flows provided by (used for) financing activities		
Cash dividends paid	-	(47)
Redemption of Class ''A'' preferred shares	-	(55)
Total cash flows used for financing activities	-	(102)
Total decrease in cash and cash equivalents	-	(4)
Cash and cash equivalents at the beginning of the year	1	21
Cash and cash equivalents at period end	1	17

NOTE 20 - DIFFERENCES BETWEEN ARGENTINE AND U.S.GAAP

To facilitate the use of financial information by both local and foreign investors, the Company has included in these consolidated financial statements, as additional information, a summary of the principal differences between Argentine and U.S.GAAP. In addition, in recent years and to the extent permitted by GAAP, the Company has intended to reduce the differences of criteria in order to facilitate the analysis of its financial results by both local and foreign investors.

As a result, as from October 1, 2000, the Company and the Telecom Group changed certain valuation criteria, one of the effects of which is to report results of operations and shareholders' equity more closely in line with U.S.GAAP, eliminating the valuation differences (Income tax and pre-operating costs) included in the reconciliation to U.S.GAAP of Net income and Shareholders' equity through September 30, 2000.

However, SFAS 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS 138, is effective as from October 1, 2000 for the Company, setting a new difference between Argentine and U.S.GAAP.

Under the project of harmonization of Argentine GAAP with IAS, there are some new draft standards related to the accounting for derivative instruments. According to them, it is feasible to estimate that this new difference set by SFAS 133 and 138 would disappear when these standards would be effective in Argentina.

A summary of differences between Argentine and U.S.GAAP is as follows:

1. ***Differences related to measurement unit***

- ***Restatement of Financial Statements for Wholesale Price Index changes***

In most instances, U.S.GAAP does not allow for the restatement of financial statements for Wholesale Price Index changes, except in periods of significant inflation. Under U.S.GAAP, account balances and equity are stated in units of currency of the period in which the transactions originated.

Although the Argentine economy has experienced periods of significant inflation, the reconciliation of Argentine GAAP to U.S.GAAP of net income and shareholders' equity does not take into account the revaluation to pesos of constant currency as a reconciling item.

As described in Note 15, the Company and Telecom Group have discontinued the restatement of the financial statements as of September 1995.

2. ***Differences related to the disclosure criteria***

- ***Classification of Other expenses, net in the Consolidated statements of income***

Under U.S.GAAP the following items included in the financial statement caption ''Other expenses, net'' would have been reclassified as a net deduction from Operating profit:

	March 31, 2002	March 31, 2001
	Income (expense)	
Termination benefits	(5)	(10)
Reserves for contingencies	(11)	1
Total	(16)	(9)

- ***Reclassification of Deferred tax assets and liabilities in the Consolidated balance sheets***

Telecom Group has classified its deferred tax balances as current or non-current, considering the moment that the temporary differences will be realized. However, under U.S.GAAP, deferred tax liabilities and assets shall be classified as current or non-current based on the classification of the related asset or liabilities for financial reporting, while deferred tax assets related to carryforwards shall be classified according to the expected reversal date of the temporary difference.

The effects of classification of deferred tax assets and liabilities as required under U.S.GAAP are as follows:

	Net deferred tax assets (liabilities)		
	Current	**Non-current**	**Total**
Amounts per consolidated balance sheets at March 31, 2002	439	648	1.087
Reclassification of deferred tax assets and liabilities	38	(38)	-
Amounts per consolidated balance sheets per U.S.GAAP at March 31, 2002	477	610	1.087
Amounts per consolidated balance sheets per U.S.GAAP at March 31, 2001	51	(238)	(187)

- ***Classification of financial indebtedness***

As described in Note 14, Telecom's Board of Directors in the meeting held on March 27, 2002, resolved to suspend the principal payments of all its financial debt and the subsidiaries' financial debt in Argentina.

Most of the loan agreements and issuance of Corporate bonds include provisions defining numerous events of default; the occurrence of any of these events (detailed in Note 14) entitles grantors (whether banks or holders), their agents or trustees, to consider as due and payable the total principal disbursed and interest accrued pending at the date of such event. At the date of issuance of these consolidated financial statements, no bank, agent or trustee has exercised the mentioned right.

The Argentine GAAP do not provide for specific rules on disclosure of current and non current liabilities for the above described situation. However, the U.S.GAAP, under SFAS 78, privilege the enforceability of liabilities by creditors notwithstanding the fact that they have not been realized and, therefore, the total financial debt affected by the events of default must be disclosed as current liabilities, unless the debtor obtains a waiver from creditors or fulfills its obligations within the period of grace set forth in the contracts.

3. Differences related to valuation criteria

- ***Preferred shares***

Under Argentine GAAP redeemable preferred shares are included under the "Shareholders' equity" caption and dividends are not accounted until declared.

Under U.S.GAAP Class "A" preferred shares are excluded from equity because redemption is outside the issuer's control, and the corresponding unpaid dividends should be accrued even if not declared.

- ***Accounting for Derivative Instruments and hedging activities***

As described in Note 8, the Group records derivative financial instruments as either assets or liabilities in accordance with the conditions that arise from the related contracts. Under U.S.GAAP, SFAS 133 and 138 establish that derivative financial instruments should be recognized at their fair value as either assets or liabilities in the consolidated financial statements.

In case of a cash flow hedge, the change in the fair value of derivative financial instruments is recognized in Other comprehensive income in shareholders' equity, which is reclassified into earnings in the same period in which the hedged assets or liabilities affect earnings. On the other hand, in the case of a fair value hedge, the change in the fair value of derivative financial instruments is recognized currently in earnings, which are totally or partially offset by the measurement at fair value of the hedged items.

In both cases, the ineffective portion of derivative financial instruments is directly reported in earnings as soon as such condition is known.

However, with the new monetary policy implemented by the National Government by the end of fiscal year 2001, as described in Note 3, Telecom is currently considering if the existing foreign currency swaps should be qualified as a hedge instrument under U.S.GAAP considering that they were entered into to convert the loans denominated in foreign currency into U.S. dollars. In the case it is determined that the swaps are no longer considered as hedging instruments, the change in the fair value as of January 1st, 2002 should be written off instead of recognized in Other comprehensive income.

- ***Capitalization of foreign currency exchange differences by debt for fixed assets acquisitions***

As described in Note 4.2.a, the cost of those assets which acquisition is carried out with loans, existing as of January 6, 2002, includes financial interest generated by such loans, admitting the capitalization of the foreign currency exchange differences originated by the devaluation of the Argentine peso as of such date. Under U.S.GAAP, this capitalization is not permitted.

- ***Capitalization of interests in work in progress***

Under Argentine GAAP, the capitalization of interests on associated third party financing, including foreign currency exchange differences, is permitted for those assets which are constructed over a prolonged period of time. U.S.GAAP only permit capitalization of the interest for work in progress.

- ***Valuation of inventories and raw materials***

As described in Note 4.2.d and 4.2.e, inventories and raw materials included in Other assets, have been valued at their replacement cost at each period-end. Under U.S.GAAP, these assets should be valued at the lower of cost or net realizable value.

- ***Depreciation of intangible assets***

According to Note 4.2.g, intangible assets of the Telecom Group have been depreciated pursuant to the straight line method considering the estimated useful life for each class of intangible asset.

However, under U.S.GAAP, SFAS 142 permits not to depreciate intangible assets which useful life is indefinite, provided that the book value does not exceed their recoverable value.

As described in Note 3, the recoverable value of intangible assets arises from the preparation of economic-financial projections considering alternative scenarios based on macroeconomic, financial and telecommunications market hypothesis subject to, among other aspects, the renegotiation of Telecom's tariffs.

Therefore, at the date of issuance of these financial statements, Telecom is assessing the possible impact that SFAS 142 could have on the valuation of certain intangible assets that could be qualified as of an indifinite useful life, such as Goodwill on the acquisition of Soluciones, trademarks and patents and PCS and Band B of Paraguay licenses.

- ***Foreign currency translation***

Under Argentine GAAP, the results from translation of investments in foreign companies are recorded in each period within Financial and holdings results in the Consolidated statement of income. Under U.S.GAAP, results from translation are recognized in a Reserve of shareholders' equity and included in Comprehensive income.

- ***Valuation of assets and liabilities in foreign currency as of December 31, 2001***

As a result of the Argentine economic situation mentioned in Note 3, from December 21, 2001 the Argentine foreign currency exchange market was suspended until January 10, 2002.

As a consequence, Argentine GAAP required that Telecom recognized its assets and liabilities denominated in U.S. dollar using the exchange rate $1 to US$1 as of December 31, 2001, because the Convertibility Law (all the monetary basis was fully backed with reserves in U.S. dollar) was in full force at that date.

In that respect, the American Institute of Certified Public Accountants Task Force, based on SFAS 52 and the Emerging Issues Task Force D-12 (the " Israeli case"), has required that companies use the first subsequent exchange rate after the balance sheet date to adjust the valuation of its assets and liabilities in foreign currency at such date.

Unlike the Israeli case, the political decision, which put an end to the Convertibility Regime and devalued the Argentine peso, was a National Government decision, which occurred subsequent to December 31, 2001. Therefore, Telecom believes that the standards on subsequent events would also be applied to this case.

During the first quarter of fiscal year 2002, the eventual foreign currency exchange difference originated at the beginning of the year under U.S.GAAP was recorded; so at March 31, 2002 there is no difference between Argentine GAAP and U.S.GAAP for the valuation of assets and liabilities in foreign currency.

At the date of issuance of these consolidated financial statements, Telecom is assessing the adequate criterion for the valuation of these assets and liabilities at the beginning of the fiscal year under U.S.GAAP.

- ***Revenue recognition***

As described in Note 4.1.h, Telecom recognizes its revenues as services are provided to customers. Therefore, revenues for installation fees are recognized in the period that the installation service is completed, jointly with the related costs.

Nevertheless, the Staff Accounting Bulletin (SAB) 101, ''Revenue recognition'' of the SEC requires the deferring of the installation fees and the related costs considering the estimated average useful life of customers, except when the cost is higher than the revenue, in which case the excess can not be deferred.

Since Telecom's installation costs exceed the related revenues, Telecom believes such difference of criterion has no impact on the reconciliation of net income and shareholders' equity to U.S.GAAP. Additionally, the effect for U.S.GAAP purposes of recording the related deferred asset and liability is not significant.

- ***Newly issued accounting pronouncements under U.S.GAAP***

In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". This standard requires that companies recognize the fair value of a liability for asset retirement obligations in the period in which the obligations are incurred and capitalize that amount as a part of the book value of the long-lived asset. That cost is then depreciated over the remaining life of the underlying long-lived asset. This statement will be effective for the Company in the first quarter of 2003.

The management of the Company is assessing the impact of these new statements on its financial condition and the results of operations under U.S.GAAP. However, based on a preliminary analysis, it is anticipated that the impact will not be material to the reconciliation of net income and shareholders' equity under U.S.GAAP.

NOTE 21 - RESTRICTIONS ON UNAPPROPRIATED RETAINED EARNINGS

Under Law No. 19550, the Company's by-laws and CNV regulations, 5% of the Company's net income for the year, plus or minus any prior year adjustments and subject to coverage of accumulated losses, if any, must be allocated to a legal reserve until such reserve reaches 20% of capital stock plus adjustment to capital stock and plus share issue premiums.

NOTE 22 - EVENTS SUBSEQUENT TO MARCH 31, 2002

1. **As approved by the Ordinary Shareholders' Meeting of Nortel held on April 25, 2002**

- **Cash dividends**

The Company's Annual Meeting of Shareholders held on April 25, 2002, resolved to carry forward the unappropriated retained earnings for the fiscal year ended December 31, 2001 after constituting the Legal Reserve, since there are no funds to meet the payment of dividends. Likewise, as it is mentioned below, the

Annual Meeting of Shareholders of Telecom held on April 24, 2002, resolved to carry forward the total retained earnings.

♦ **Scheduled redemption of Class A Preferred Shares**

The Company's Annual Meeting of Shareholders held on April 25, 2002 resolved against paying the scheduled redemption of Class A Preferred Shares for the year ended December 31, 2002, based on the same reasons mentioned in the above item.

2. Shareholder's change of corporate name

On May 15, 2002, Stet International Netherlands N.V., holder of 17,5% of the shares of common stock of the Company, changed its corporate name to Telecom Italia International N.V., all the other corporate aspects remaining unchanged.

3. As approved by the Ordinary and Extraordinary Shareholders' Meeting of Telecom held on April 24, 2002

♦ **Amendment of the bylaws**

The Meeting approved the amendment of three sections of the bylaws, as follows:

- Holding of Board of Directors' Meeting at a distance: meetings shall be held through video-teleconferences. All the directors attending the meeting as well as those taking part at a distance shall be computed for the purposes of quorum.
- Formation of an Executive Committee: composed of three regular members of the Board of Directors and shall be in charge of those matters related to Telecom's internal management, follow up of the Board's resolutions to control their implementation and performance and the conduct of Telecom's ordinary business.
- Expiration of the right on not collected dividends: the shareholders' right to collect dividends in cash and/or in shares shall expire, in Telecom's benefit, three years after they were available for collection.

♦ **Cash dividends**

The Board of Directors proposed to carry forward the aggregate of the retained earnings reflected in the financial statements for the year ended December 31, 2001, after constituting the Legal Reserve, for the purposes of preventing that Telecom's economic-financial situation described in Note 3 becomes worse.

4. Sale of Agroconnection shares

On April 24, 2002, Telecom's Board of Directors resolved the transfer of its interest in Agroconnection (21,428 Class ''A'' preferred shares) to the remaining shareholders of that company. The transfer price was agreed in $150,000, of which $ 1,000 will be paid in cash and the balance will be cancelled by way of a credit to advertise in the Agro Connection S.A. site.

5. Pre-cancellation of Telecom derivative financial instruments

On May 2, 2002, Telecom pre-cancelled derivative financial instruments (foreign currency swaps and interest rate swaps) related to corporate bonds and debt for fixed assets acquisitions for 456 million of Euros of nominal value.

6. Suspension of the listing of securities

Section 42, incise d) of the Rules to List in the BCBA provides that the Stock Exchange shall suspend the listing of securities in the case the financial statements show negative retained earnings amounting to the total shareholders' equity. However, on May 30, 2002, the BCBA resolved not to suspend the listing of securities in the cases of companies under this condition as a consequence of the devaluation resulting from Law No. 25561 and that condition arose from their financial statements or from the information provided by them.

7. Rearrangement of the financial system

On May 31, 2002, Decree No. 905/02 was issued providing for the Rearrangement of the financial system, amending Decrees No. 214/02 and 260/02 mentioned in Note 3. This decree is aimed at solving the main issue of sight deposits unavailability through their liberation with a mechanism that preserves the financial system's solvency. To that end, its provides that holders of such deposits will have the option of receiving, through the pertinent financial entity and depending on the currency these deposits were originally made (foreign currency converted into pesos or pesos), National Government Bonds.

Christian Chauvin
President

Exhibit A

Consolidated balance sheets at March 31, 2002 and 2001

FIXED ASSETS ACTIVTY
(In millions of Argentine pesos - Note 15)

Main account	Amounts at beginning of year	Additions from purchases	Capitalized foreign currency exchange differences (Note 4.2.a)	Results from translation	Transferences	Retirements	Amounts at period end	Depreciation: Accumulated at beginning of year	Depreciation: For the year: Annual Rate %	Depreciation: For the year: Amount	Depreciation: Retirements	Depreciation: Accumulated at period end	Net book value 03.31.02	Net book value 03.31.01
Land	54	-	-	1	-	-	55	-	-	-	-	-	55	54
Buildings	730	-	90	-	2	-	822	(241)	4 - 9	(12)	-	(253)	569	492
Transmission equipment	2.102	2	679	43	15	(1)	2.840	(980)	10 - 11	(88)	-	(1.068)	1.772	1,127
Switching equipment	1.608	-	421	14	9	-	2.052	(863)	10	(56)	-	(919)	1.133	761
Power equipment	226	-	32	3	1	-	262	(97)	10 - 20	(7)	-	(104)	158	134
External wiring	2.556	-	326	-	7	-	2.889	(1.330)	7	(40)	-	(1.370)	1.519	1,247
Telephony equipment, instruments and systems for improvement in services	345	-	41	21	5	-	412	(247)	13 - 18	(14)	-	(261)	151	102
Cellular handsets leased without charge	167	5	-	12	1	(27)	158	(121)	100	(20)	17	(124)	34	82
Vehicles	49	-	-	1	-	-	50	(36)	20 - 40	(2)	-	(38)	12	17
Furniture	49	-	-	2	-	-	51	(28)	10 - 20	(1)	-	(29)	22	23
Installations	228	1	-	4	-	-	233	(118)	9 - 33	(8)	-	(126)	107	123
Computer equipment	948	2	104	19	15	-	1.088	(536)	18 - 33	(50)	-	(586)	502	342
Work in progress	321	59	521	10	(52)	-	859	-	-	-	-	-	859	526
Materials	41	5	-	1	(3)	(7)	37	-	-	-	-	-	37	71
Total 2002	9.424	74	2.214	131	-	(35)	11.808	(4.597)		(a) (298)	17	(4.878)	6.930	
Total 2001	9,406	136			-	(11)	9,531	(4,247)		(186)	3	(4,430)		5,101

(a) Includes (56) corresponding to the depreciation of capitalized foreign currency exchange differences by debt and (39) corresponding to Results from translation.

Exhibit B

Consolidated balance sheets at March 31, 2002 and 2001

INTANGIBLE ASSETS ACTIVITY

(In millions of Argentine pesos - Note 15)

Account	Original value at beginning of year	Additions	Results from translation	Original value at period end	Amortization: Accumulated at beginning of year	Amortization: For the period	Amortization: Accumulated at period end	Net balance 03.31.02	Net balance 03.31.01
System development costs	182	5	8	195	(59)	(a) (14)	(73)	122	120
Debt issue costs	35	-	5	40	(24)	(b) (4)	(28)	12	13
PCS license	299	-	-	299	(32)	(c) (5)	(37)	262	282
Band B of Paraguay license	45	-	50	95	(18)	(c) (22)	(40)	55	31
Usage rights	24	-	-	24	(11)	-	(11)	13	14
Exclusivity rights	46	-	-	46	(15)	(d) (2)	(17)	29	34
Websites	1	-	-	1	(1)	-	(1)	-	1
Trademarks and patents	4	-	-	4	(1)	-	(1)	3	3
Goodwill on the acquisition of Soluciones	33	-	-	33	(30)	(e) (1)	(31)	2	9
Goodwill on the acquisition of Micro Sistemas	2	-	-	2	(2)	-	(2)	-	-
Goodwill on the acquisition of Cable Insignia	1	-	-	1	(1)	-	(1)	-	-
Total 2002	**672**	**5**	**63**	**740**	**(194)**	**(48)**	**(242)**	**498**	
Total 2001	635	11		646	(120)	(g) (19)	(139)		507

a) Included 1 in Cost of services provided, 1 in Administrative expenses, 6 in Sales expenses and 6 in Financial and holding results (Results from translation).
b) Included in Financial and holding results (2 corresponding to Results from translation).
c) Included 8 in Cost of services provided and 19 in Financial and holding results (Results from translation).
d) Included in Sales expenses.
e) Included in Equity losses from related companies.
f) Included 7 in Cost of services provided, 1 in Administrative expenses, 8 in Sales expenses, 1 in Financial and holding results
and 2 in Equity losses from related companies.

Exhibit C

Consolidated balance sheets at March 31, 2002 and 2001

INVESTMENTS IN OTHER COMPANIES AND PUBLIC SECURITIES

(In millions of Argentine pesos, except per amount - Note 15)

Denomination and type	Characteristic of the securities			03.31.02			03.31.01
	Class of shares	Par value	Amount	Net realizable value	Restated cost value	Book value	Book value
CURRENT INVESTMENTS							
Public bonds							
Province of Corrientes Bond (a) (b)		$ 1			-	-	1
Cecacor Bond (a) (b)		$ 1			2	1	1
Other bonds		US$ 1			-	-	25
Total current investments					2	1	27
NON- CURRENT INVESTMENTS							
Public bonds							
Argentina 2004 Bond (a)		US$ 1	30,000,000	n/d	30	87	-
Dorado Bond (a) (b) (c)		$ 1	12,481,003	n/d	13	11	-
Province of Formosa Bond (a) (b)		US$ 1		-	-	-	1
Province of Corrientes Bond (a) (b)		$ 1	5,068,429	1	5	1	7
Total public bonds				1	48	99	8
Related companies Law No. 19550 Sect.33 of Telecom							
Multibrand (d)	Ordinary	$ 1			1	-	-
Latin American Nautilus	Ordinary	US$ 2			6	11	6
Agroconnection	Preferred	US$ 1			1	-	1
Related parties							
Nahuelsat S.A.	Ordinary	$ 1,000			6	3	3
Total related companies Law No. 19550 Sect.33 of Telecom					14	14	10
Capital contributions to Intelsat/ Inmarsat					3	10	4
Advances for the acquisition of shares of Latin American Nautilus					1	3	1
Total non-current investments					66	126	23

Information on the issuer	Law No. 19550 - Sect. 33 Related companies of Telecom			Related parties of Telecom
	Multibrand	Latin American Nautilus	Agroconnection	Nahuelsat
Main activity	Administration and management of a multibrand fidelity program	Telecommunication services	Buy, sell, underwrite, invest in, exchange or otherwise acquire any bonds	Obtaining, installing and operating satellite communications systems and trading of its services
Percentage participation in capital stock	25%	10%	30%	5.75%
Financial statements closing date	December 31	December 31	December 31	December 31
Financial statements used to determine the equity value::				
- Date	03.31.02	12.31.01	12.31.01	12.31.01
- Duration of the period	3 months	12 months	12 months	12 months
- Board of Directors' approval date	4.25.02	2.21.02	3.05.02	5.17.02
- Report on review	4.25.02	2.21.02	3.05.02	5.17.02
- Audit scope	Limited review	Full audit	Full audit	Full audit
- Type of report of the independent Accountants	With observations	Without observations	Qualified report	Qualified report (g)
- Capital stock (par value) (e)	12	180,000	213	100,000
- (Loss) Income for the period (e)	(193)	(83,952)	(3,120)	(2,118)
- Shareholders' equity at year/period-end (e)	1,243	(f) 96,048	1,269	57,463

a) Telecom intends to hold these bonds to their maturity date.
b) Telecom received these bonds in order to cancel trade accounts receivable with some provinces government.
c) This bond was converted into pesos according to Decree No. 214/02.
d) Net of a loan granted to Multibrand of 1.
e) Expressed in thousands of $.
f) The unaudited information originally provided by this company was adapted to Telecom's accounting policies.
g) Corresponds to the impact of the new economic plans described in Note 3 that would take effect on the results of the company's operations, considering the high level of indebtedness in foreign currency and the lack of consolidated information.

Exhibit D

Consolidated balance sheets at March 31, 2002 and 2001

OTHER INVESTMENTS
(In millions of Argentine pesos - Note 15)

Denomination and type	Cost at	Book value at	
	03.31.02	03.31.02	03.31.01
CURRENT INVESTMENTS			
Short term investments			
In foreign currency (Exhibit G)	294	294	178
In Argentine pesos	67	67	6
Investment trusts			
In foreign currency (Exhibit G)	-	-	2
Total current investments	361	361	186

Exhibit E

Consolidated balance sheets at March 31, 2002 and 2001
ALLOWANCES AND RESERVES ACTIVITY
(In millions of Argentine pesos - Note 15)

Accounts	Balance at the beginning of the year	Increase	Transfe-rences	Decrease	Balance at 03.31.02
Deducted from current assets					
For doubtful accounts receivable	235	63	-	(26)	272
For doubtful accounts receivable	2	-	-	-	2
Total deducted from assets	237	(a) 63	-	(26)	274

Included in current liabilities					
For contingencies	6	-	1	(1)	6
Included in non-current liabilities					
For contingencies	60	11	(1)	-	70
Total included in liabilities	66	(b) 11	-	(1)	76

Accounts	Balance at the beginning of the year	Increase	Transfe-rences	Decrease	Balance at 03.31.01
Deducted from current assets					
For doubtful accounts receivable	128	42	1	(16)	155
For obsolescence of inventories	1	-	-	-	1
Deducted from non-current assets					
For doubtful accounts receivable	1	-	(1)	-	-
Total deducted from assets	130	(c) 42	-	(16)	156

Included in current liabilities					
For contingencies	10	-	6	(6)	10
Included in non-current liabilities					
For contingencies	57	1	(6)	(b) (2)	50
Total included in liabilities	67	(b) 1	-	(8)	60

(a) Charged 62 to Sales expenses and 1 to Financial and holding results.
(b) Charged to Other expenses, net.

Exhibit F

Consolidated statements of income for the three month periods ended March 31, 2002 and 2001

COST OF SERVICES PROVIDED
(In millions of Argentine pesos - Note 15)

Three month periods ended March 31,	**2002**	**2001**
Balance of inventories at beginning of year	24	87
Plus:		
Purchases of cellular handsets	-	13
Replacement cost revaluation	21	-
Inventories leased without charge	(2)	(10)
Retirements not included in cost of cellular handsets (1)	(4)	(2)
Cost of services provided (Exhibit H)	375	353
Minus:		
Balance of inventories at period end	(36)	(74)
COST OF SERVICES PROVIDED	**378**	**367**

Periods ended March 31,	**2002**	**2001**
(1) Charged to Other receivables	(4)	-
Charged to Cost of services provided	-	(2)
	(4)	**(2)**

Exhibit G

Consolidated balance sheets at March 31, 2002 and 2001
ASSETS AND LIABILITIES IN FOREIGN CURRENCY

		03.31.02	03.31.01
ASSETS		Amounts in million of foreign currency units	
CURRENT ASSETS			
Cash and banks			
Bank deposits	US$	5	-
	G	7	-
Investments			
Short-term investments	US$	89	178
	EURO	10	-
Public bonds	US$	-	25
Investment trusts	US$	-	2
Trade accounts receivable			
Ordinary	US$	12	153
	GFD	4	4
	SDR	1	9
	EURO	-	3
	G	137	-
Other receivables			
Non-controlling shareholders of Núcleo	US$	1	1
Swap contracts collateral	US$	147	13
Various	US$	-	1
	G	16	-
NON-CURRENT ASSETS			
Other receivables			
Selling of Sky	US$	-	5
Investments			
Public bonds	US$	30	1
Latin American Nautilus	US$	1	1
Multibrand	US$	-	1
Fixed assets			
Advanced payments to suppliers	US$	2	6
LIABILITIES			
CURRENT LIABILITIES			
Accounts payable			
Vendors	US$	29	115
	G	48	-
	GFD	-	2
	SDR	9	14
	EURO	3	-
Capital leases	US$	21	32
Related companies	US$	-	42
Debt			
Corporate bonds	US$	455	136
Banks loans	US$	265	338
Fixed asset acquisitions	US$	231	207
	EURO	3	3
	FF	-	5
Inventory acquisitions	US$	80	56
Notes (Capital plus interest)	US$	-	15
Compensation and social benefits payable			
Social benefits and other	G	2	-
Other liabilities			
PCS licenses acquisition	US$	-	96
Various	US$	-	1
NON-CURRENT LIABILITIES			
Accounts payable			
Vendors	US$	-	2
Capital leases	US$	6	25
Debt			
Corporate bonds	US$	1,163	1,409
Banks loans	US$	324	410
Fixed asset acquisitions	US$	458	557
	EURO	36	38
Inventory acquisitions	US$	73	140

US$ = United States Dollars; FF = French Franc; GFD = Golden Franc; SDR =Special drawing rights; G= Paraguayan guaranies.

Exhibit H

Consolidated statements of income for the three month periods ended March 31, 2002 and 2001

EXPENSES INCURRED
(In millions of Argentine pesos - Note 15)

	Cost of services provided	Administrative expenses	Sales expenses	Fixed assets - Work in progress	Total 2002
Wages and social benefits	48	21	40	1	110
Depreciation of fixed assets	202	12	45	-	259
Amortization of intangible assets	9	1	8	-	18
Taxes	16	2	2	-	20
Materials and supplies	19	1	3	-	23
Transport and freight	3	1	3	-	7
Energy, water and others	6	1	2	-	9
Bad debts expense	-	-	62	-	62
Interconnection costs	26	-	-	-	26
Lease of circuits	10	-	-	-	10
Rents	8	2	5	-	15
Fees and counsel services	1	2	2	-	5
Repayment for services	5	2	6	-	13
Management fees	10	1	-	-	11
Advertising	-	-	7	-	7
Agent commissions	-	-	4	-	4
Commissions on collecting	-	3	12	-	15
Various	12	2	8	-	22
Total	375	51	209	1	636

	Cost of services provided	Administrative expenses	Sales expenses	Fixed assets - Work in progress	Total 2001
Wages and social benefits	63	26	44	3	136
Depreciation of fixed assets	125	11	50	-	186
Amortization of intangible assets	7	1	8	-	16
Taxes	18	1	2	-	21
Materials and supplies	32	3	4	-	39
Transport and freight	2	3	5	-	10
Energy, water and others	7	1	4	-	12
Bad debts expense	-	-	42	-	42
Interconnection costs	22	-	-	-	22
Lease of circuits	9	-	-	-	9
Rents	6	2	1	-	9
Fees and counsel services	1	2	-	-	3
Repayment for services	9	9	6	-	24
Management fees	31	1	-	-	32
Advertising	-	-	24	-	24
Agent commissions	-	-	22	-	22
Commissions on collecting	-	-	14	-	14
Various	21	4	5	-	30
Total	353	64	231	3	651

Exhibit I

Consolidated balance sheets at March 31, 2002 and 2001
AGING BREAKDOWN OF CONSOLIDATED BALANCE SHEETS CAPTIONS
(In millions of Argentine pesos)

Due date	Investments	Trade accounts receivable	Other receivables	Accounts payable	Debt	Compen-sation and social benefits payable	Taxes payable	Other liabilities
Due								
01.2002 to 03.2002	-	273	-	-	46	-	-	-
Total due	-	273	-	-	(a) 46	-	-	-
Not due								
04.2002 to 06.2002	362	413	526	603	1,080	26	76	20
07.2002 to 09.2002	-	10	8	27	1,073	11	-	1
10.2002 to 12.2002	-	3	76	8	813	8	-	1
01.2003 to 03.2003	-	2	376	7	224	7	-	4
04.2003 to 03.2004	2	3	223	18	2,502	10	-	-
04.2004 to 03.2005	87	-	188	6	1,472	9	-	1
04.2005 to 03.2006	10	-	178	-	249	8	-	1
04.2006 to 03.2007	-	-	103	-	170	7	-	1
04.2007 to 03.2008	-	-	26	-	1,514	2	-	1
04.2008 and subsequent	1	-	2	-	259	1	-	9
Total not due	**462**	**431**	**1,706**	**669**	**9,356**	**89**	**76**	**39**
Total 2002	**462**	**704**	**1,706**	**(b) 669**	**9,402**	**89**	**76**	**39**

	-	22	34	45	-	-	-	-
Balances bearing interest	461	301	460	90	9,402	-	-	-
Balances not bearing interest	1	381	1,212	534	-	89	76	39
Total	**462**	**704**	**1,706**	**669**	**9,402**	**89**	**76**	**39**

Average annual interest rate (%)	**4,90**	(c)	(d)	**6,86**	(e)	-	-	-

(a) Nota 14
(b) There are payables in kind that amounted to 1.
(c) 207 bear 50% over Banco Nación Argentina notes payable discount rate and 94 bear 4.74% .
(d) 2 bear 11%, 16 bear 38% and 442 bear 1.67%
(e) See Note 8.

Due date	Investments	Trade accounts receivable	Other receivables	Accounts payable	Debt	Compen-sation and social benefits payable	Taxes payable	Other liabilities
Due								
01.2001 to 03.2001	-	298	-	-	-	-	-	-
Total due	-	**298**	-	-	-	-	-	-
Not due								
04.2001 to 06.2001	212	466	73	517	190	23	75	19
07.2001 to 09.2001	-	27	13	11	197	9	21	1
10.2001 to 12.2001	1	17	12	42	274	11	-	97
01.2002 to 03.2002	-	13	35	9	83	10	-	2
04.2002 to 03.2003	2	5	29	29	727	11	20	-
04.2003 to 03.2004	1	-	1	7	828	10	55	-
04.2004 to 03.2005	1	-	6	5	310	8	35	-
04.2005 to 03.2006	1	-	1	3	82	7	29	2
04.2006 to 03.2007	1	-	1	3	36	6	23	-
04.2007 and subsequent	3	-	2	6	573	3	67	7
Total not due	**222**	**528**	**173**	**632**	**3,300**	**98**	**325**	**128**
Total 2001	**222**	**826**	**173**	**(f) 632**	**3,300**	**98**	**325**	**128**

Balances bearing interest	222	349	-	61	3,300	-	-	-
Balances not bearing interest	-	477	173	571	-	98	325	128
Total	**222**	**826**	**173**	**632**	**3,300**	**98**	**325**	**128**

Average annual interest rate (%)	6,72	(g)	-	7,41	-	-	-	-

(f) There are payables in kind that amounted to 1
(g) 260 bear 50% over Banco Nación Argentina notes payable discount rate and 89 bear 14%.

LIMITED REVIEW REPORT

To the Directors and Shareholders of
Nortel Inversora S.A.

1. We have performed a limited review of the accompanying consolidated balance sheet of Nortel Inversora S.A. (''Nortel'') as of March 31, 2002 and the related statements of income, changes in shareholders' equity and cash flows for the three-month period then ended, and the related notes 1 to 22 and exhibits A,B,C,D,E,F,G,H and I, presented as additional information. The financial statements mentioned in this paragraph and the consolidated financial statements of Nortel as of March 31, 2001 are the responsibility of the Board of Directors of Nortel.

2. We conducted our limited review in accordance with auditing standards in force in Argentina for such purpose, established in Technical Resolution No. 7 (''TR 7'') of the Argentine Federation of Professional Councils of Economic Sciences and, therefore, it does not include all of the procedures necessary for performing a full audit of said financial statements. A limited review of interim financial statements consists principally in applying analytical review procedures and making inquiries of executives and officers responsible for the Company's accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards in force, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. We have previously performed a limited review of the consolidated financial statements of Nortel and its subsidiary, Telecom Argentina STET-France Telecom (" Telecom") as of March 31, 2001, as required by TR 7 in the case of financial statements for interim periods. Based on our work and the other auditors' report on the financial statements of Telecom's subsidiaries as of March 31, 2001, we issued our unqualified limited report on the financial statements mentioned in this paragraph, dated May 10, 2001.

4. As explained in Note 3 to the accompanying consolidated financial statements, the National Government has introduced significant changes to the economic policy and it resolved - subsequent to year-end - to change the exchange regime established by the Convertibility Law in force since 1991. Also, the referred note describes other measures known to date, some of which are still in the process of being drafted and regulated. Also, the referred note describes the effects on the Company's situation and the accompanying financial statements, according to the assessments and estimated made by the Company's Management, based on the available information as of the date of preparation of those financial statements. The overall context and regulations in force are subject to future changes as a result of the evolution of events. The future actual results may significantly differ from the assessments and estimates made as of the date of preparation of the financial statements. Accordingly, the Company's financial statements must be read considering the circumstances depicted above.

5. The auditor's report on the consolidated financial statements of the subsidiary, Telecom, as of March 31, 2002 includes the following explanations and observations prior to the paragraph containing the representation resulting from the limited review:

a) ''4. The financial statements of the subsidiaries Telecom Personal S.A., Publicom S.A. and Micro Sistemas Sociedad Anónima (''the subsidiaries'') as of March 31, 2002 have been reviewed by other external auditors, who issued their unqualified limited review reports on June 5, 2002, except what is stated in the fifth and sixth paragraphs of this report, respectively. The total assets and net sales of those subsidiaries represent approximately 27% of the total consolidated assets of Telecom as of March 31, 2002 and the total consolidated sales of Telecom for the three-month period ended March 31, 2002.

b) 5. The auditors' reports on the financial statements of Telecom Personal S.A. as of March 31, 2002 and Publicom S.A. as of March 31, 2002 include a qualification related to the unrecognized impacts of inflation in the financial statements mentioned in this paragraph. The unrecognized effects as of March 31, 2002 have been included in the estimation made in Note 15 to the accompanying consolidated financial statements of Telecom.

c) 6. The auditor's report on the financial statements of Telecom Personal S.A. as of March 31, 2002 includes observations stating that: a) the financial statements of Telecom Personal S.A. as of March 31, 2002 have been prepared considering the continuity of the normal course of business, therefore, excluding the potential adjustments and/or reclassifications, if any, that might be required if the final outcome of the uncertainties described in the auditor's report become known; b) the recoverability of fixed assets and intangible assets and the use of tax credits rely on the effectiveness of the premises used for the preparation of the economic-financial projections, developed on the basis of the available information to date. Accordingly, the financial statements of Telecom Personal S.A. as of March 31, 2002 may not include all of the adjustments and/or reclassifications that might result from the crisis undergone by the country, and c) as of June 5, 2002, Telecom Personal S.A. has not complied with the payment of the loan principal for US$ 97.9 million and $ 4.6 million and, if Telecom Personal S.A. does not reverse this situation, the creditors might require the acceleration of all of the maturity dates established and formally request the early repayment of the debt, which has not occurred to date. The auditor's report on the financial statements of Publicom S.A. as of March 31, 2002 includes certain comments indicated that: i) the financial statements of Publicom S.A. as of March 31, 2002 have been prepared considering the continuity of the normal course of business, therefore, excluding the potential adjustments and/or reclassifications, if any, that might be required in the event of becoming aware of the final outcome of the uncertainties described in the auditor's report, and ii) as of June 5, 2002, Publicom S.A. has not complied with the payment of loan principal for US$ 2.7 million and, if Publicom S.A. did not reverse this situation, the creditors might require the acceleration of all of the maturity dates established and formally request the early repayment of the debt, which has not occurred to date.

d) 8. As explained in the note mentioned in the preceding paragraph (seventh paragraph in Telecom's report), the Public Emergency and Exchange Regime Reform Law voided the adjustment clauses in dollars or in other foreign currencies or other indexation methods included in the agreements entered into with the Public Administration, under public law rules, including, among others, public works and utilities. Thus, the Company's rates remained in pesos at the exchange rate of US$ 1 = $ 1, subject to the renegotiation under the regulations issued in this regard. At the same time, the exchange regime established on February 8, 2002 created a free exchange market, where the foreign currency operations are traded. Consequently, the Company's operating conditions were changed, adversely affecting its economic-financial equation, which is evidenced by the losses and reduction of the shareholders' equity of Telecom, recorded in the three-month period ended March 31, 2002.

e) 9. Additionally, on April 2, 2002, Telecom announced that, as a result of the current macroeconomic situation prevailing in Argentina, the peso devaluation and volatility, the pesification of the Company's rates and the schedule defined by the Argentine Government for the discussion related to the adjustment to regulated rates, the Company's Board of Directors has resolved to suspend the principal payments of the entire financial debt service and that of its Argentine subsidiaries. In addition, Telecom stated that it will continue to make the interest payments related to the Company and its subsidiaries' financial debt, subject to the approval of the Central Bank, in accordance with exchange regulations currently in force and the sufficient generation of operating cash flows, which may be affected, in particular, if the peso value continues to deteriorate. From March 28, 2002 to this reporting date, Telecom and its subsidiaries did not comply with bank and financial debt payments in the amount of US$ 200 million and $ 5 million, as mentioned in Note 14 to the accompanying consolidated financial statements. This circumstance might cause that certain bank and financial creditors of Telecom and/or its subsidiaries may formally request acceleration of the maturity dates of certain debts of Telecom and/or its subsidiaries, so they will become due and payable.

f) 10. The accompanying consolidated financial statements of Telecom as of March 31, 2002 have been prepared considering the continuity of the Company's normal course of business and that of its subsidiaries, using valuation and classification criteria of assets and liabilities applicable to a going concern and, therefore, do not contemplate the potential adjustments related to the recoverability and classification of assets and/or the adequacy and classification of liabilities, that may be required if the uncertainties described above are not favorably solved.

g) 11. In accordance with legal accounting standards, Telecom was unable to recognize, for accounting purposes, the effects of the variations in the currency purchasing power occurred since January 1, 2002, which is required by Resolution M.D. 3/2002 of the Professional Council of Economic Sciences of the City of Buenos Aires. The effects of not recording the referred variations on the shareholders' equity of Telecom as of March 31, 2002 and the net results of its operations for the three-month period then ended are disclosed in Note 15 to the accompanying consolidated financial statements. Had the referred effects been recorded, the account balances as of March 31, 2001, presented for comparative purposes, would have been restated applying the adjustment rate for the period January-March 2002.''

6. The accompanying financial statements of Nortel as of March 31, 2002 have been prepared considering the continuity of the Company's normal course of business and that of Telecom and its subsidiaries, using valuation and classification criteria of assets and liabilities applicable to a going concern and, therefore, do not contemplate the potential adjustments related to the recoverability and classification of assets and/or the adequacy and classification of liabilities, that may be required if the uncertainties described above are not favorably solved.

7. In accordance with legal accounting standards, Nortel was unable to recognize, for accounting purposes, the effects of the variations in the

currency purchasing power occurred since January 1, 2002, which is required by Resolution M.D. 3/2002 of the Professional Council of Economic Sciences of the City of Buenos Aires. The effects of not recording the referred variations on the shareholders' equity of Nortel as of March 31, 2002 and the net results of its operations for the three-month period then ended are disclosed in Note 15 to the accompanying consolidated financial statements. Had the referred effects been recorded, the account balances as of March 31, 2001, presented for comparative purposes, would have been restated applying the adjustment rate for the period January-March 2002.

8. Based on our review and on the other auditors' reports on the consolidated financial statements mentioned in the fifth paragraph, point a) of this report, subject to the effects that might derive from the issues described in the fifth paragraph, points c), d), e) and f) and the sixth paragraph of this report, except for the unrecognized effects of the variations in the currency purchasing power mentioned in the fifth paragraph, points b) and g) and the seventh paragraph of this report, we inform that we are not aware of any material modifications that should be made to the consolidated financial statements of Nortel as of March 31, 2002 for them to be in conformity with generally accepted accounting principles in Argentina applicable to consolidated financial statements.

9. The information contained in Note 20 to the accompanying consolidated financial statements of Nortel is not required by generally accepted accounting principles in Argentina. Nortel's Management presents in the referred note the main differences between the generally accepted accounting principles applied by Nortel in the preparation of its consolidated financial statements and generally accepted accounting principles in the United States of America.

Additional information:

a) The auditing standards and the generally accepted accounting principles prevailing in Argentina, mentioned in the preceding paragraphs, are those applicable in the City of Buenos Aires.

b) The stand-alone financial statements of Nortel as of March 31, 2002 are in accordance with the statutory accounting records and are transcribed in the ''Inventory and Balance Sheet'' book, which is kept formally as per legal regulations.

c) Based on the review performed and on the other auditors' reports on the financial statements mentioned in the fifth paragraph, point a) of this report, we inform that the financial statements of Nortel as of March 31, 2002 comply with the provisions of the Companies Law, with the explanations stated in paragraphs 5, points b) and g) and 7 of this report, and appropriate resolutions of the National Securities Commission.

d) As of March 31, 2002, the accrued liability of Nortel for retirement and pension contributions owed to the National Social Security Administration according to the accounting records amounted to $ 3,851.70. This amount was not past due as of that date.

Buenos Aires
June 6, 2002

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.A.B.A. - R.A.P.U. Vol. I
Fo. 7

Aldo Oscar Carugati (Partner)
Public Accountant (U.B.)
C.P.C.E.C.A.B.A. Vol. 114 Fo. 178

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ARGENTINA STET-FRANCE
TELECOM S.A.

Dated: June 21, 2002

By: Juan Carlos Masjoan
Name:
Title:

Ing. Juan Carlos Masjoan
Presidente